Exhibit 99.2

Independent Auditor’s Report (Consolidated Financial Statements) of Shinhan Card as of December 31, 2021

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2021 and 2020

(With Independent Auditor’s Report Thereon)

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Independent Auditor’s Report

English translation of a Report Originally Issued in Korean

To the Board of Directors and Shareholder of Shinhan Card Co., Ltd.

Opinion

We have audited the accompanying consolidated financial statements of Shinhan Card Co., Ltd. and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as at December 31, 2021 and 2020, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

Without qualifying our conclusion, we draw attention to Note 45 to the consolidated financial statements. As explained in Note 45, the rapid spread of the COVID-19 epidemic has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Group’s ability to generate revenue.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

l

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

l

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

l	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
l

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

l

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

l

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Seoul, Korea

March 2, 2022

This report is effective as of March 2, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

(In millions of won, except share data)	Note		2021	2020

Assets
Cash and due from banks	10,40	~~W~~	435,662	671,599
Financial assets at fair value through profit or loss	11		353,562	487,873
Derivative assets	12		88,201	7,358
Credit card receivables at amortized cost and other	13		33,755,177	30,935,740
Lease assets	14		1,397,773	1,016,237
Financial assets at fair value through other comprehensive income	16		197,019	32,143
Property and equipment, net	15,17		646,873	623,783
Intangible assets	18		190,275	162,599
Investments in associates	19		71,391	-
Deferred tax assets	39		140,651	151,264
Investment property	20		47,201	52,477
Other assets	21		1,148,443	744,150

Total assets		~~W~~	38,472,228	34,885,223

Liabilities
Derivative liabilities	12	~~W~~	16,243	170,761
Borrowings	22		6,662,856	4,084,495
Debentures, net	23		20,841,868	20,215,457
Net defined benefit obligations	24		35,909	40,890
Current tax liabilities	39		181,483	31,310
Provisions	25		221,370	226,879
Other liabilities	15,26		3,777,496	3,695,883

Total liabilities			31,737,225	28,465,675

Equity
Common stock	27		626,847	626,847
Capital surplus	27		860,592	860,592
Capital adjustments	27		1,871	2,219
Accumulated other comprehensive loss	26		(42,190)	(73,314)
Retained earnings	27,28		5,291,390	5,007,909
Equity attributable to owner of the Company			6,738,510	6,424,253
Non-controlling interests	27		(3,507)	(4,705)

Total equity			6,735,003	6,419,548

Total liabilities and equity		~~W~~	38,472,228	34,885,223

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2021 and 2020

(In millions of won, except earnings per share)	Note		2021	2020

Interest income		~~W~~	2,306,053	2,262,568
Interest expense			(506,900)	(507,529)
Net interest income	32		1,799,153	1,755,039

Fee and commission income			1,618,369	1,478,876
Fee and commission expense			(1,156,732)	(1,176,547)
Net fee and commission income	33		461,637	302,329

Dividend income	34		430	954
Net gain on financial assets at fair value through profit or loss	11		10,544	17,110
Net gain(loss) on derivatives	12		216,006	(144,631)
Net gain(loss) on foreign currency transactions	7		(188,036)	159,439
Provision for credit loss allowance	35		(442,669)	(483,882)
General administrative expenses	36		(749,337)	(650,557)
Other operating expense, net	37		(204,238)	(133,587)

Operating income			903,490	822,214

Non-operating expense, net	38		4,505	(1,002)

Share of loss of associates			(1,109)	-

Profit before income tax			906,886	821,212

Income tax expense	39		(230,589)	(214,658)

Profit for the year		~~W~~	676,297	606,554

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss
Remeasurement of the net defined benefit obligations	24,27	~~W~~	409	(7,090)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income	7,27		5,474	(3,114)

Items that are or may be reclassified subsequently to profit or loss
Loss on financial assets at fair value through other comprehensive income			(863)
Net changes in the unrealized fair value of cash flow hedges	12,27		22,740	12,715
Foreign currency translation adjustments for foreign operations	27		6,033	(9,614)

Other comprehensive loss for the year, net of tax			33,793	(7,103)

Total comprehensive income for the year		~~W~~	710,090	599,451

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, continued

For the years ended December 31, 2021 and 2020

(In millions of won, except earnings per share)	Note		2021		2020

Profit attributable to:
Owner of the Company	30	~~W~~	674,997		606,453
Non-controlling interests			1,300		101
Profit		~~W~~	676,297		606,554

Total comprehensive income (loss) attributable to:
Owner of the Company		~~W~~	708,892	600,675
Non-controlling interests			1,198	(1,224)
Total comprehensive income		~~W~~	710,090	599,451

Earnings per share Basic and diluted earnings per share (in won)	30	~~W~~	5,384	4,837

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2020

		2020
(In millions of won)		Common stock	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub total	Non-controlling interests	Total equity

Balance at January 1, 2020	~~W~~	626,847	860,592	263	(67,535)	4,732,180	6,152,347	(3,481)	6,148,866
Dividends		-	-	-	-	(330,724)	(330,724)	-	(330,724)
Share-based payment transactions		-	-	1,956	-	-	1,956	-	1,956
Total comprehensive income for the year:
Profit for the year		-	-	-	-	606,453	606,453	101	606,554
Remeasurement of the net defined benefit obligations		-	-	-	(7,090)	-	(7,090)	-	(7,090)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	(3,113)	-	(3,113)	-	(3,113)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	12,715	-	12,715	-	12,715
Foreign currency translation adjustments for foreign operations		-	-	-	(8,291)	-	(8,291)	(1,325)	(9,616)
Balance at December 31, 2020	~~W~~	626,847	860,592	2,219	(73,314)	5,007,909	6,424,253	(4,705)	6,419,548

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, continued

For the year ended December 31, 2021

		2021
(In millions of won)		Common stock	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub total	Non-controlling interests	Total equity

Balance at January 1, 2021	~~W~~	626,847	860,592	2,219	(73,314)	5,007,909	6,424,253	(4,705)	6,419,548
Dividends		-	-	-	-	(394,287)	(394,287)	-	(394,287)
Share-based payment transactions		-	-	(348)	-	-	(348)	-	(348)
Total comprehensive income for the year:
Profit for the year		-	-	-	-	674,997	674,997	1,300	676,297
Remeasurement of the net defined benefit obligations		-	-	-	409	-	409	-	409
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	1,840	2,771	4,611	-	4,611
Net changes in the unrealized fair value of cash flow hedges		-	-	-	22,740	-	22,740	-	22,740
Foreign currency translation adjustments for foreign operations		-	-	-	6,135	-	6,135	(102)	6,033
Balance at December 31, 2021	~~W~~	626,847	860,592	1,871	(42,190)	5,291,390	6,738,510	(3,507)	6,735,003

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2020

(In millions of won)		2021	2020

Cash flows from operating activities
Profit before income tax	~~W~~	906,886	821,212
Adjustment for:
Interest income		(2,306,053)	(2,262,568)
Interest expense		506,900	507,481
Dividend income		(430)	(954)
Fee and commission income		18,862	-
Fee and commission expense		107	1,064
Net gain on sales of financial assets at fair value through profit or loss		(3,024)	(5,286)
Net gain on valuation of financial assets at fair value through profit or loss		(959)	(30)
Net loss on valuation of financial assets at fair value through profit or loss		35	200
Net loss (gain) on derivatives		(216,006)	144,654
Net loss (gain) on foreign currency transaction		187,166	(169,966)
Provision for credit loss allowance		442,669	462,617
General administrative expenses		93,643	80,847
Other operating expenses, net		232,320	161,892
Non-operating expenses, net		1,772	(2,486)
Equity method loss		1,109	-
		(1,041,889)	(1,082,535)
Changes in assets and liabilities:
Restricted due from banks		106,955	(103,430)
Financial assets at fair value through profit and loss		140,028	(79,925)
Credit card receivables at amortized cost and other		(3,048,946)	(1,892,664)
Lease assets		(638,131)	(628,780)
Other assets		(421,353)	132,097
Derivatives		-	867
Net defined benefit obligations		(26,339)	(22,899)
Provisions		(8,712)	(811)
Other liabilities		(26,698)	(314,585)
		(3,923,196)	(2,910,130)
Income taxes paid		(83,021)	(173,178)
Interest received		2,163,666	2,110,598
Interest paid		(494,396)	(503,814)
Dividend received		430	954
Net cash outflow from operating activities		(2,471,520)	(1,736,893)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, continued

For the years ended December 31, 2021 and 2020

(In millions of won)		2021	2020

Cash flows from investing activities
Proceeds from disposal of financial assets at fair value through profit or loss	~~W~~	3,024	15,006
Acquisition of financial assets at fair value through profit or loss		(4,922)	(11,729)
Proceeds from disposal of financial assets at fair value through other comprehensive income		4,368	-
Acquisition of financial assets at fair value through other comprehensive income		(162,623)	(500)
Acquisition of investments in associates		(72,370)	-
Proceeds from disposal of property and equipment		378	3,335
Acquisition of property and equipment		(48,356)	(56,659)
Proceeds from disposal of intangible assets		-	1,320
Acquisition of intangible assets		(47,939)	(23,890)
Acquisition of investment properties		-	(2,471)
Decrease in security deposits paid		50,365	19,635
Increase in security deposits paid		(55,327)	(10,249)
Net cash outflow from investing activities		(333,402)	(66,202)

Cash flows from financing activities
Proceeds from borrowings		4,370,535	3,354,343
Repayment of borrowings		(1,850,395)	(2,554,814)
Proceeds from debentures		4,842,948	5,844,474
Repayment of debentures		(4,387,295)	(4,126,664)
Cash inflows from cash flow hedges		1,221,382	851,022
Cash outflows from cash flow hedges		(1,210,366)	(807,705)
Increase in security deposits received		91,498	7,652
Repayment of lease liabilities		(8,878)	(534,297)
Dividends paid		(394,287)	(330,724)
Net cash inflow from financing activities		2,675,142	1,703,287

Effect of exchange rate fluctuations on cash and cash equivalents		796	(435)
Net decrease in cash and cash equivalents		(128,984)	(100,243)

Cash and cash equivalents at the beginning of year		448,852	549,095

Cash and cash equivalents at the end of year	~~W~~	319,868	448,852

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.Reporting Entity

General information of Shinhan Card Co., Ltd. (the “Company” or the “Parent Company”) and its subsidiaries (together referred to as the “Group”) is as follows.

(a)Parent Company

The Parent Company was incorporated on December 17, 1985. The address of the Company’s registered office is Eulji-Ro 100, Building A, Jung-Gu, Seoul (Pine Avenue Eulji-Ro 2 Ga). The Company provides credit card services, factoring, installment financing and lease financing under the Specialized Credit Finance Business Act.

As of December 31, 2021, the Group has approximately 20.91 million (actual member criteria) personal credit card holders, 1.92 million merchants in its network and 33 branch offices (including the headquarter office). The Group is a wholly owned subsidiary of Shinhan Financial Group Co., Ltd. ("Shinhan Financial Group").

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.Reporting Entity, Continued

(b)Subsidiaries

As of December 31, 2021 and 2020, consolidated subsidiaries are summarized below.

				December 31, 2021		December 31, 2020
Name of subsidiary	Location	Closing month	Operating activities	Controlling interest	Non-controlling interest	Controlling interest	Non-controlling interest
Shinhan Card 2017-3 (*1)(*2)	Republic of Korea	December 31	ABS	-	-	0.5%	99.5%
Shinhan Card 2018-1 (*1)(*2)	Republic of Korea	December 31	ABS	-	-	0.5%	99.5%
Shinhan Card 2018-2 (*1)(*2)	Republic of Korea	December 31	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2019-1 (*1)(*2)	Republic of Korea	December 31	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2019-2 (*1)(*2)	Republic of Korea	December 31	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2019-3 (*1)(*2)	Republic of Korea	December 31	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2020-1 (*1)(*2)	Republic of Korea	December 31	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2021-1 (*1)(*2)	Republic of Korea	December 31	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2021-2 (*1)(*2)	Republic of Korea	December 31	ABS	0.5%	99.5%	-	-
Shinhan Finance LLC	Kazakhstan	December 31	Installment, credit loan lease financing	100.0%	-	100.0%	-
Shinhan Indo Finance	Indonesia	December 31	Installment, credit card and lease financing	50%+1 of the shares	50%-1 of the shares	50%+1 of the shares	50%-1 of the shares
Shinhan Microfinance Co., Ltd.	Myanmar	September 30	Credit loan	100.0%	-	100.0%	-
Shinhan Vietnam Finance Co., Ltd.	Vietnam	December 31	Credit loan	100.0%	-	100.0%	-
Specified money in trusts (*1)	Republic of Korea	December 31	Trust asset management	100.0%	-	100.0%	-

(*1) The above subsidiaries are structured entities that are designed voting rights or similar rights are not major factors when determining control.

(*2) Although the Parent Company’s ownership percentage of shares for structured entities is less than 50%, structured entities are operated in accordance with the necessity of the Parent Company’s specific business, and the Parent Company holds a majority of the benefits in the structured entities’ operations.  For this reason, the Parent Company is considered to have power to control the structured entities.  The Parent Company can transfer additional credit card receivables if these subsidiaries are unable to repay securitized debentures connected to the entities’ underlying assets.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.Reporting Entity, Continued

(c) Change in the scope of consolidated subsidiaries

	Name of subsidiary	Description
Included	Shinhan Card 2021-2	Newly invested subsidiary
Excluded	Shinhan Card 2017-3	Liquidation
Shinhan Card 2018-1

(d) Condensed financial information of the Group’s subsidiaries as of and for the years ended December 31, 2021 and 2020 is as follows:

		2021
Name of subsidiary		Total assets	Total liabilities	Total equity	Profit (loss) for the period	Total comprehensive income (loss)
Shinhan Card 2018-2	~~W~~	443,447	443,261	186	-	8,054
Shinhan Card 2019-1		400,123	400,123	-	-	-
Shinhan Card 2019-2		595,191	592,789	2,402	-	8,431
Shinhan Card 2019-3		350,074	350,074	-	-	-
Shinhan Card 2020-1		490,323	485,405	4,918	-	3,953
Shinhan Card 2021-1		350,068	350,068	-	-	-
Shinhan Card 2021-2		400,092	400,092	-	-	-
Shinhan Finance LLC		41,425	22,181	19,244	2,098	1,735
Shinhan Indo Finance		110,131	117,145	(7,014)	2,601	2,396
Shinhan Microfinance Co., Ltd.		11,688	11,194	494	(9,784)	(11,581)
Shinhan Vietnam Finance Co.,Ltd.		470,264	355,411	114,853	6,478	14,903
Specified money in trusts		570,000	-	570,000	59	59

		2020
Name of subsidiary		Total assets	Total liabilities	Total equity	Profit (loss) for the year	Total comprehensive income (loss)
Shinhan Card 2017-3	~~W~~	307,457	308,010	(553)	-	1,396
Shinhan Card 2018-1		380,113	382,416	(2,303)	-	2,506
Shinhan Card 2018-2		507,651	515,519	(7,868)	-	990
Shinhan Card 2019-1		400,099	400,099	-	-	-
Shinhan Card 2019-2		589,039	595,068	(6,029)	-	(4,064)
Shinhan Card 2019-3		350,059	350,059	-	-	-
Shinhan Card 2020-1		487,240	486,275	965	-	965
Shinhan Card 2021-1		-	-	-	-	-
Shinhan Finance LLC		28,919	11,410	17,509	1,506	(683)
Shinhan Indo Finance		98,561	107,971	(9,410)	202	(2,449)
Shinhan Microfinance Co., Ltd.		33,900	21,825	12,075	211	608
Shinhan Vietnam Finance Co.,Ltd.		371,855	271,905	99,950	22,710	18,610
Specified money in trusts		660,000	-	660,000	364	364

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

2.Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS), which prescribed in the Act on External Audit of Stock Companies. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group's financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The consolidated financial statements are authorized for issue by the Board of Directors on February 8, 2022, which will be submitted for approval to the stockholder’s meeting to be held on March 23, 2022.

(a)Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

- Derivative financial instruments are measured at fair value;

- Financial instruments at fair value through profit or loss are measured at fair value;

- Financial instruments at fair value through other comprehensive income are measured at fair value;

- Liabilities recognized for cash-settled share-based payment; and

- Present value of liabilities recognized for defined benefit plans, net of the fair value of plan assets.

(b)Functional and presentation currency

The respective financial statements of the Group entities are prepared in the functional currency of the respective economic environment in which the Group entities operate. These consolidated financial statements are presented and reported in Korean won, which is the Parent Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(c)Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with Korean IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. If the estimates and assumptions based on management's best judgment as of December 31, 2021 are different from the actual environment, these estimates and actual results may be different.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have a significant effect on the amounts recognized in the consolidated financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in Note 5.

The rapid spread of the COVID-19 epidemic is having a negative impact on the global economy. The Group uses forward-looking information to estimate expected credit loss in accordance with Korean IFRS No. 1109 'Financial

Instruments'. For the year ended December 31, 2021, there have been significant changes on the forward-looking information due to the spread of the COVID-19. Accordingly, the economic recession is expected to be more severe than the previous forecast, and the default rate forecast as of December 31, 2021 is re-estimated using the updated forward-looking information on the economic

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

growth rate, private consumption growth rate, and KOSPI, and facility investment growth rate, which are major macroeconomic variables for calculating the default rate forecast. The Group will continue to monitor the economic effects of the COVID-19.

2.Basis of Preparation, Continued

(d)Changes in accounting policies

Except for the the following new accounting standards enacted or amended for the first time for their annual reporting period commencing January 1, 2021, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2020. There are other new standards applied from January 1, 2021, which does not have a significant impact on the Group’s consolidated financial statements.

(i) New and amended standards and interpretations adopted by the Group

1) Amendments to Korean IFRS No. 1116 Lease – Practical expedient to COVID-19 related rent exception, discount or deferral

The International Accounting Standards Board amended this Standard in March 2021. According to the amendment, the International Accounting Standards Board has extended the application of the practical expedient for reduction in lease payments where lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, by one year. A lessee who chose to apply the application of the practical expedient will account consistently for changes in lease fees that not a lease change due to rent concession in the manner prescribed by the amendments. However, no practical expedient under this amendment is provided to lessors. The practical expedient in this amendment applies only to rent concessions occurring as a direct consequence of the COVID-19 pandemic and only if all of the following conditions are met:

- The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change

- Any reduction in lease payments affects only payments originally due on or before June 30, 2022; and

- There is no substantive change to other terms and conditions of the lease.

The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

2) Korean IFRS No.1109, ‘Financial Instruments’ and Korean IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’ and Korean IFRS No.1107, ‘Financial Instruments: Disclosures’ and Korean FRS No.1104, ‘Insurance Contracts’ Korean IFRS No.1116, ‘Leases’ amended – Interest rate benchmark reform

In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of carrying amounts when interest rate benchmark of financial instruments at amortized costs is replaced, and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The amendment does not have a significant impact on the consolidated financial statements.

2.Basis of Preparation, Continued

(d)Changes in accounting policies, continued

(i) New and amended standards and interpretations adopted by the Group, continued

Regarding the suspension of LIBOR interest rate calculation, the financial instruments that have not been converted to replaced interest rate benchmark among the LIBOR interest rates as of December 31, 2021 are as follows:

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

-Non-derivative financial liabilities

USD LIBOR
Financial liabilities at amortized cost:
Debt securities issued	~~W~~	241,192

(*) The instruments that will be matured before the end of June 2023 are excluded.

-Derivative

USD LIBOR
Hedge:
Foreign currency related	~~W~~	241,842

(*) The instruments that will be matured before the end of June 2023 are excluded.

ii) New standards and amendments not yet adopted by the Group

The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning after January 1, 2022, and have not been early adopted by the Group.

1) Amendments to Korean IFRS No. 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to be recognized in a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No. 2121 Levies. The amendments also clarifies that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

2) Amendments to Korean IFRS No. 1016 Property, Plant and Equipment - Proceeds before intended use

The amendments require the entity to recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss, and prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

2.Basis of Preparation, Continued

(d)Changes in accounting policies, continued

ii) New standards and amendments not yet adopted by the Group, continued

3) Korean IFRS No. 1037, ‘Provisions, Contingent Liabilities and Contingent Assets’ amended - Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

4) Annual improvements to Korean IFRS 2018-2020

For Annual Improvements to Korean IFRSs 2018-2020 Cycle, the amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

- Korean IFRS No.1101, ‘‘First-time Adoption of Korean IFRS’-First-time adopter subsidiaries

- Korean IFRS No.1109, ‘Financial Instruments’ -10% test-related fee for financial liabilities removal

- Korean IFRS No.1116, ‘Leases’ -Lease incentives

- Korean IFRS No.1041, ‘Agriculture’ - Fair value measurement

5) Korean IFRS No. 1001 ‘Presentation of Financial Statements’ amended - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is reviewing the impact of amendments to the consolidated financial statements.

6) Amendments to Korean IFRS No. 1116 Lease – Covid-19-Related Rent Concessions beyond June 30, 2021,

The scope of the practical expedient, which a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, has been expanded to a reduction in lease payments that affect lease payments made before June 30, 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendments should be applied for annual periods beginning on or after April 1, 2021, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

2.Basis of Preparation, Continued

(d)Changes in accounting policies, continued

ii) New standards and amendments not yet adopted by the Group, continued

7) Korean-IFRS No. 1117 Insurance Contracts

The main features of Korean IFRS No. 1117 are the measurement of the current value of insurance liabilities, the recognition of insurance revenue due to an accrual basis, and the separation of insurance gains and losses on investment. Korean IFRS No. 1104 has measured the insurance liabilities by using historical information (e.g., interest rates at sale, etc.). In addition, when the insurance company receives the insurance premium, it recognizes the received premium as insurance revenue on a cash basis and there is no obligation to present insurance financial income or expense and the investment income or expense separately. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted.

8) Amendments to Korean IFRS No. 1001 ‘Presentation of Financial Statements’ – Disclosure of ‘Accounting Policies’

The amendments require entities to disclose their material accounting policies. The IFRS Practice Statement 2 'Accounting Policy Disclosure' was amended to define and disclose material accounting policies and to provide guidelines on how to apply the concept of materiality. The amendments are effective for annual reporting periods beginning on or after 1 January 2023, with earlier application permitted. The Group is determining whether there will be any impacts on the financial statements due to the amendments.

9) Korean IFRS No.1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ – Definition of ’Accounting Estimates’

The amendments define accounting estimates and clarify how to distinguish them from changes in accounting policy. The amendments are effective for annual reporting periods beginning on or after 1 January 2023, with earlier application permitted. The Group is expecting that the amendments have no significant impact on the consolidated financial statements.

10) Korean IFRS No.1012 ‘Income Taxes’ – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after 1 January 2023, with earlier application permitted. The Group is expecting that the amendments have no significant impact on the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

3. Significant Accounting Policies

Significant accounting policies applied by the Group in preparation of its consolidated financial statements are described below.  The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except if mentioned otherwise in Note 2 (d).

(a)Operating segment

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Group has a single reportable segment. Accordingly, information on segment assets, liabilities and profit or loss is not disclosed.

(b)Basis of consolidation

(i)Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for like transactions and other events in similar circumstances, the Group prepares the consolidated financial statements by making appropriate adjustments.

(ii)Structured entity

The Group has established a number of structured entities by transferring credit card receivables and others. A structured entity is consolidated if, based on an evaluation of the substance of its relationship with the Group and the structured entity’s risks and rewards, it is concluded that the Group controls the structured entity.

(iii)Elimination of intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated.  If intra-group losses indicate an asset impairment that requires recognition on the consolidated financial statements, the intra-group losses are recognized as a loss.

(iv)Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c) Cash and cash equivalents

They are short-term investment assets with high liquidity, such as cash balances, foreign currencies, and call deposits, and short-term investment assets with a slight risk of value fluctuations are classified as cash and cash equivalents.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

3. Significant Accounting Policies, Continued

(d) Non-derivative financial assets

(i) Recognition and initial measurement

Issued debentures are initially recognized at the time of issue.  Other financial instruments and financial liabilities are recognized only when the Group becomes a party to the contract for the financial instrument. At initial recognition, financial assets or financial liabilities are measured at fair value, and transaction costs directly related to the acquisition of the financial assets or the issue of the financial liabilities are added to fair value unless they are measured at fair value through profit or loss.

(ii) Classification and subsequent measurement

Financial asset

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”) – debt investment; FVOCI – equity investment; or fair value through profit or loss (“FVTPL”).

Unless the Group changes its business model for managing financial assets, after first recognition, the financial assets cannot be reclassified.  When, and only when, the Group changes its business model for managing financial assets, it shall reclassify all affected financial assets on the first day of the Group’s next reporting period.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

- It is held within a business model whose objective is to hold assets to collect contractual cash flows; and

- Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

- It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

- Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

3. Significant Accounting Policies, Continued

(d) Non-derivative financial assets, continued

(ii) Classification and subsequent measurement, continued

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income.  This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.  This includes all derivative financial assets (See Note 6). On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial asset: Business model

The Group assesses the objective of the business model held at the portfolio level of financial assets because it best reflects the way the business is managed, and information is provided to management.  Such information takes into account the following:

- The accounting policies and objectives specified for the portfolio and the actual operation of these policies. These include management's strategy focused on obtaining contractual interest revenue, maintaining the level of interest revenue, and financing the debt financing and matching the duration of the financial asset's duration and on the outflow or realization of expected cash flows through the sale of the asset;

- Assessment of the performance of financial assets held in a business model and reporting the assessment to key management personnel;

- The risks affecting the performance of the business model (and the financial assets held in the business model) and how they are managed;

- Compensation for management (e.g., compensation based on the fair value of the managed asset or on the contractual cash flows received); and

- The frequency, amount, timing, reasons and expectations of future sales activities of financial assets in prior periods.

For this purpose, transfers of financial assets from transactions that do not meet the derecognition requirements to third parties are not considered as sales.

A portfolio of financial assets that meets the definition of trading or whose performance is measured at fair value through profit or loss.

Financial asset: Contractual cash flows are solely payments of principal and interest on the principal amount outstanding

‘Principal’ amount is defined as the fair value on initial recognition of the financial asset.  ‘Interest’ consists of profit as well as consideration for the time value of money, consideration for the credit risk associated with the principal balance in a particular period, and consideration for other basic loan risks and costs (such as liquidity risk and operating costs).

In assessing whether contractual cash flows consist solely of principal and interest payments, the Group considers the terms and conditions of the instrument.  If a financial asset contains a contractual term that changes the timing or amount of contractual cash flows, the entity must determine whether the contractual cash flows that may arise over the life of the financial instrument are solely payments of principal and interest.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

3. Significant Accounting Policies, Continued

(d) Non-derivative financial assets, continued

(ii) Classification and subsequent measurement, continued

To make an assessment, the Group considers the following:

- Contractual terms that change the timing or amount of contractual cash flows;

- Terms that adjust the contractual interest rate, including variable interest rate features;

- Prepayment features and extension features; and

- Terms and conditions that limit the Group’s claims on cash flows arising from specific assets. (e.g., non-recourse features)

If the prepayment amount represents interest on substantially outstanding principal and remaining principal and includes reasonable additional compensation for early termination of the contract, the early repayment characteristics are consistent with the terms of paying principal and interest on a specified date.

In addition, for financial assets acquired by significantly discounting or premiuming the contractual par amount, the prepayment amount effectively represents the contractual par amount and the contractual interest accrual (however unpaid), and the prepayment feature meets this condition when the fair value of the feature is insignificant on initial recognition of the financial asset.

Financial Asset: Subsequent measurement and profit or loss

The following accounting policies apply to the subsequent measurement of financial assets.

Category of financial instruments	Accounting policies
Financial assets at FVTPL

These assets are subsequently measured at fair value.  Net gains and losses, including any interest or dividend income, are recognized in profit or loss.  However, see Note 3 (e) for derivative financial assets designated as the hedging instruments.

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method.  The amortized cost is reduced by impairment losses.  Interest income, foreign exchange gains and losses, impairment and any gain or loss on derecognition are recognized in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value.  Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss.  Other net gains and losses are recognized in other comprehensive income.  On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value.  Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment.  Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

3. Significant Accounting Policies, Continued

(d) Non-derivative financial assets, continued

(iii) Derecognition of financial assets

Financial asset

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset.

When the Group transfers a right on cash flow of a financial asset, but, retains substantially all of the risk and rewards of ownership relating the transferred asset, the transferred assets are continuously recognized, and the proceeds from the transfer are recognized as a liability.

(iv) Offsetting

Financial assets and liabilities are offset only when the Group has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(e) Derivative financial assets

(i) Derivatives and Hedge Accounting

The Group holds derivative financial instruments to hedge foreign exchange and interest rate exposures.  If the host contract is not a financial asset and meets certain requirements, the embedded derivative is accounted for separately and separated from the host contract.

Derivatives are measured at fair value on initial recognition and subsequently measured at fair value and changes are generally recognized in profit or loss.

The Group designate specific derivatives and non-derivative financial liabilities as hedging instruments to hedge the variability of cash flows associated with future forecast transactions that are likely to arise from changes in exchange rates and interest rates, as the purpose of hedging exchange risk against net investments in foreign operations.

At the inception of the hedge, the Group documents the purpose and strategy of risk management to perform the hedge.  The Group documents the economic relationship between the hedged item and the hedging instrument, including whether changes in the cash flows of the hedged item and the hedging instrument are expected to offset each other.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

3. Significant Accounting Policies, Continued

(e) Derivative financial assets, continued

(ii) Cash flow hedge

When a derivative is designated as a cash flow hedge, an effective part of the change in the fair value of the derivative is recognized in other comprehensive income and accumulated in the hedge reserve. The effective portion of changes in the fair value of the derivative that is recognized in other comprehensive income is limited to the cumulative change in fair value of the hedged item, determined on the basis of present value from the inception of the hedge.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If a hedged item that is a forecast transaction is subsequently recognized in a non-financial asset, the cumulative hedge reserve and the cost of the hedge are included directly in the initial cost of the non-financial asset when the non-financial asset is recognized.

For other hedged items that are forecast transactions, the accumulated hedge reserve and the cost of the hedge are reclassified to profit or loss in the same period or in the period during which the expected hedged future cash flows affect profit or loss.

If the hedge no longer meets the hedge accounting requirements or the hedging instrument is sold, decimated, terminated or exercised, the hedge accounting is discontinued prospectively.

If a non-financial item is a recognized hedge transaction and hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the cash flow hedge reserve and the cost of the non-financial item remain in equity until the non-financial item is initially recognized and its amount is included in the cost of the non-financial item.  For other cash flow hedges, the amounts are reclassified to profit or loss in the same period or periods as the hedged future cash flows affect profit or loss.

If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment.

(iii) Net-investment hedge

When a derivative instrument or a non-derivative financial liability is designated as the hedging instrument in a hedge of a net investment in a foreign operation, the effective portion of, for a derivative, changes in the fair value of the hedging instrument or, for a non-derivative, foreign exchange gains and losses is recognized in other comprehensive income and presented in the translation reserve within equity.  Any ineffective portion of the changes in the fair value of the derivative or foreign exchange gains and losses on the non-derivative is recognized immediately in profit or loss.

The amount recognized in other comprehensive income is reclassified to profit or loss as a reclassification adjustment on disposal of the foreign operation.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

3. Significant Accounting Policies, Continued

(f) Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, could be exchanged, between knowledgeable, willing parties in an arm's length transaction.

For financial instruments traded in active markets, the fair value of financial instruments is measured at quoted prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

If the market for a financial instrument is not active, the Group establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length transactions between knowledgeable, willing parties, if available, reference to the current fair value of other instruments that are substantially the same. Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs, and relies as little as possible on entity-specific inputs. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available and observable market data.

The fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique.  Any additional amount lent is an expense or a reduction of income unless it qualifies for recognition as some other type of asset.

The fair value of interest-free installment purchases (which is offered for marketing purpose to expand credit sales) is measured by using the discount rate considering the credit rating of the Group and the credit risk of customers.  As the source of the yield and the purpose of customers using interest-free installment purchases are different from those of installment purchases with interest, the discount rate is calculated in that way.

(g)Impairment of financial assets

The Group recognizes a loss allowance for expected credit losses on the following assets:

- Financial assets measured at amortized cost

The Group measures loss allowances at an amount equal to the lifetime expected credit losses (“ECLs”), except for the following, which are measured as twelve month ECLs:

- Financial instrument that are determined to have low credit risk at the reporting date; and

- Financial instrument for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort.  This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

3. Significant Accounting Policies, Continued

(g)Impairment of financial assets, continued

The Group assumes that the credit risk on a financial asset has increased significantly when:

- Asset credit quality is cautionary or less;

- Significant changes in credit rating occur; or

- Specified overdue pool segment (Personal card receivables past due over seven days, etc.) incur.

The Group considers a financial asset to be in default when:

- The financial asset is more than 90 days past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

(i) Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses.  Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).  ECLs are discounted at the effective interest rate of the financial asset.

(ii) Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired.  A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that financial assets are impaired includes observable information.

●Significant financial difficulty of the borrower or issuer

●Default or delinquency in interest or principal payments

●Restructuring of a loan or a concession granted by the Group, which the Group would not otherwise consider

●Indications that a borrower or issuer will enter bankruptcy or other financial reorganization

●The disappearance of an active market for a security

●Observable data that there is a measurable decrease in the estimated future cash flows from a group of financial assets, since the initial recognition of those assets, although individual cash flows cannot be discriminated

(iii) Presentation of impairment

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

3. Significant Accounting Policies, Continued

(g)Impairment of financial assets, continued

(iv) Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.  The Group evaluates whether there is a reasonable expectation of recovering a financial asset based on historical experience of recoveries of similar assets.  The Group expects no significant recovery from the amount written off.  However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

(h) Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.  Costs include expenditures that are directly attributable to the acquisition of the assets. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located. The Group elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs. After initial recognition, an item of property and equipment is recognized at its carrying value, which is the amount of its acquisition cost less accumulated depreciation and accumulated impairment losses.

The cost of replacing a part of an item of property or equipment is recognized in its carrying amount if it is probable that the Group will economically benefit from the part and its cost can be measured reliably.  The carrying amount of the replaced part is removed. The costs of the day-to-day servicing of items of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated, and items of other property and equipment are depreciated using the straight-line method over their estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. When parts of an item of property or equipment have different useful lives, they are accounted for as separate items of property and equipment.

Gains and losses from disposing an item of property and equipment are the amount of difference between the carrying value of the item and the proceeds from the disposal and are recognized as other operating income.

The estimated useful lives and depreciation methods of property and equipment are as follows:

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	5 years	Straight-line method
Other tangible assets	4 years	Straight-line method

Depreciation methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate. Such adjustments are accounted for as a change in an accounting estimate.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

3. Significant Accounting Policies, Continued

(i) Intangible assets

Intangible assets are measured initially at cost and, after initial recognition, are carried at cost less accumulated amortization and any accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line method over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero.  However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Membership	Indefinite
Development cost	4 years
Software	4 years
Other intangible assets	5 years or less

Amortization methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support the indefinite useful life assessments for those assets.  Such adjustments are accounted for as a change in an accounting estimate.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset.  Other development expenditures are recognized in profit or loss as incurred.

(j) Leases

(i) Lessor

Where the Group is a lease provider, it classifies each lease as an operating lease and a financial lease. Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature. In the case of financial leases, assets held under financial leases are recognized in the statement of financial position at the commencement of the lease, the assets are presented as receivables of the same amount as net lease investment, and financial returns are recognized over the lease period.

(ii) Lessee

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Group is lessee, the Group applies the practical expedient which has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

3. Significant Accounting Policies, Continued

(j) Leases, continued

The Group determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Group should consider a termination penalty in determining the period for which the contract is enforceable.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

-Fixed payments (including in-substance fixed payments), less any lease incentives receivable

-Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

-Amounts expected to be payable by the Group (the lessee) under residual value guarantees

-The exercise price of a purchase option if the Group (the lessee) is reasonably certain to exercise that option, and

-Payments of penalties for terminating the lease, if the lease term reflects the Group (the lessee) exercising that option

The lease payments shall be discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee shall use the lessee’s incremental borrowing rate, the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

To determine the incremental borrowing rate, the Group:

-where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

-uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by, a subsidiary of the Group, which does not have recent third-party financing, and

-makes adjustments specific to the lease, for example term, country, currency and security.

If a readily observable amortizing loan rate is available to the individual lessee (through recent financing or     market data) which has a similar payment profile to the lease, then the Group uses that rate as a starting point to determine the incremental borrowing rate.

The Group is exposed to potential future increases in variable lease payments based on an index or rate,

which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

-the amount of the initial measurement of lease liability

-any lease payments made at or before the commencement date less any lease incentives received

-any initial direct costs, and

-restoration costs

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

3. Significant Accounting Policies, Continued

(j) Leases, continued

The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. Although the Group elected to apply the revaluation model to its land and buildings that are presented in property, plant and equipment, the Group elected not to apply that revaluation model to buildings held by the Group that are presented in the right-of-use assets.

Payments associated with short-term leases of equipment and vehicles and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option. Low-value assets comprise IT-equipment and small items of office furniture.

(k) Investment Property

A property held for rental income or investment gains is classified as investment property. Investment property is measured at cost at initial recognition, and after initial recognition, it is presented as the accumulated depreciation and the accumulated impairment losses are deducted from the cost. Among properties, an investment property excluding land is depreciated with a straight-line method for 40 years of useful life.

(l)Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount. The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pretax  discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

3. Significant Accounting Policies, Continued

(m) Non-derivative financial liabilities

The Group classifies financial liabilities based on the substance of the contractual agreement and the definition of a financial liability into financial liabilities at fair value through profit or loss and other financial liabilities and recognize them on the consolidated financial statements when the Group becomes the party to the contractual agreement.

Financial liabilities at fair value through profit or loss

A financial liability is classified as at fair value through profit or loss if it is classified as held-for-trading, or it is designated as such on initial recognition.  Financial liabilities at fair value through profit or loss are subsequently measured at fair value, and changes in the fair value are recognized in profit or loss.  Transaction costs incurred for issuing such liabilities at initial recognition are immediately recognized in profit or loss as incurred.

Other financial liabilities

Non-derivative financial liabilities not classified as at fair value through profit or loss are classified as other financial liabilities.  Other financial liabilities are measured at fair value less direct transactions costs incurred for issuing such liabilities at initial recognition.  Other financial liabilities are subsequently measured at amortized cost using the effective interest method, and related interest expenses are recognized using the effective interest method.

Derecognition of financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.  On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(n) Employee benefits

(i) Short-term employee benefits

Short-term employee benefits that are due for settlement within 12 months following the end of the reporting period during which the employees render the related service are recognized as the amount expected to be paid when the service is provided in profit or loss.  Short-term employee benefits are measured undiscounted.

(ii)Post-employment benefit plan

The Group has introduced and manages both a defined benefit pension plan and a defined contribution pension plan.  Employees have a right to choose one of the pension plans.

Defined contribution plans

With relations to defined contribution plans, when an employee rendered a service for a certain period of time, obligations for contributions to defined contribution plans are expensed in profit or loss, unless included in the cost of an asset.  Obligations for contributions less prepaid contributions are recognized as a liability (accrued expenses). In addition, when prepaid contributions are exceed the obligations for contributions for the service provided before the end of reporting period, the Group recognizes the decrease in future payments or cash refunds as an asset (prepaid expense).

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

3. Significant Accounting Policies, Continued

(n) Employee benefits, continued

(ii) Post-employment benefit plan, continued

Defined benefit plans

The Group recognizes defined benefit liabilities related to defined benefit plans at the present value of the defined benefit obligations less the fair value of plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method.  When the calculation results in a potential asset for the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds form the plan or reductions in future contributions to the plan.  To calculate the present value of economic benefits consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets excluding interest and the effect of the asset ceiling excluding interest, are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss.  The Group recognizes the gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(iii) Termination benefits

Termination benefits are expensed when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Termination benefits for voluntary redundancy are expensed if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months following the reporting period, then they are discounted at present value.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

3. Significant Accounting Policies, Continued

(o)Provisions

A provision is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the best estimate of the expenditure required to settle the present obligation at the end of the reporting period and taken into account the risks and uncertainties that inevitably surround events and circumstances.  Where the effect of the time value of money is material, the amount of a provision is measured at the present value of the expenditures expected to be required to settle the obligation.

Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized when it is virtually certain that reimbursement will be received, and the reimbursement is recognized as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes provisions related to litigations and unused credit commitments from credit card sales and cash services.  Provisions for unused credit commitments from credit card sales and cash service are estimated using a valuation model that takes credit conversion factor, probability of default, and loss given default into account.  In addition, when the Group bears the responsibility for restoration following the expiration of a rental contract, the Group recognizes the present value of the estimated restoration costs as a provision.

(p) Foreign currency

(i)Foreign currency transactions.

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value is determined.

Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see (iii) below), or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

3. Significant Accounting Policies, Continued

(p) Foreign currency, continued

(ii)Foreign operations

When the functional currency of a foreign operation differs from the presentation currency of the Group, the Group translates the financial statements into the presentation currency using the following procedures.

The results and financial position of a foreign operation whose functional currency is not the currency of a hyperinflationary economy is translated into the presentation currency using the following procedures.  The assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the date of that statement of financial position.  The income and expenses for each statement presenting profit or loss and other comprehensive income (including comparatives) is translated at exchange rates at the dates of the transactions

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation.  They are expressed in the functional currency of the foreign operation and translated at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized.  On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation.  In any other partial disposal of a foreign operation the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

(iii)Net investment in foreign operations

An item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the entity's net investment in that foreign operation, and is recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

(q) Share capital

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

3. Significant Accounting Policies, Continued

(r)Share-based payment transactions

For equity-settled share-based payment transactions, the Group measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably.  If the Group cannot estimate reliably the fair value of the goods or services received, the Group measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

In the case of cash-settled share-based payment transactions in which cash is paid in exchange for the goods or services received, the goods or services received and the liabilities borne in return are measured at fair value and recognized as employee benefit expenses and liabilities during the vesting period. I'm doing it. In addition, the fair value of the liability is remeasured at the end of each reporting period and at the final settlement date until the liability is settled, and the change in fair value is recognized as salary.

Shinhan Financial Group, which is the parent company, has granted shares or share options to the Group’s employees.  In accordance with a repayment arrangement with Shinhan Financial Group, the Group is required to pay Shinhan Financial Group for the provision of the share-based payments. The Group recognizes the costs as expenses and accrued expenses in liabilities for the service period.  When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis.  Share-based payment agreements granted by Shinhan Financial Group to employees are accounted for as equity-settled share-based payment transactions, and share-based payment agreements granted by the Group to employees are accounted for as cash-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

(s)Revenue from Contracts with Customers

The Group recognizes fee income from cardholders and merchants on an accrual basis applying the following five steps: (1) Identify the contracts with the customers, (2) Identify the separate performance obligations, (3) Determine the transaction price of the contract, (4) Allocate the transaction price to each of the separate performance obligations, and (5) Recognize the revenue as each performance obligation is satisfied.  However, the Group recognizes fee income related to delinquent receivables, whose probability of future economic benefits is low, on a cash basis.

The fair value of the consideration received or receivable in respect of an initial sale is allocated to reward points (“points”) and other components of fee and commission income.  The Group provides rewards in various forms including discounts on credit settlements and gifts.  The amount allocated to points is estimated at the amount expected to be paid on points rewarded to cardholders in consideration of the expected redemption rate and is recognized as a deduction from the fee and commission income.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

3. Significant Accounting Policies, Continued

(t)Finance income and finance costs

The Group’s finance income and finance costs include:

- Interest income;

- Interest expense;

- Dividend income;

- The net gain or loss on financial assets measured at fair value through profit or loss;

- The foreign currency gain or loss on financial assets and financial liabilities;

- Impairment losses (and reversals) on investments in debt securities carried at amortized cost;

- The gain on the remeasurement to fair value of any pre-existing interest in an acquire in a business combination;

- The fair value loss on contingent consideration classified as a financial liability;

- Hedge ineffectiveness recognized in profit or loss; and

- The reclassification of net gains and losses previously recognized in other comprehensive income on cash flow hedges of interest rate risk and foreign currency risk for borrowings.

Interest income or expense is recognized using the effective interest method.  Dividend income is recognized in profit or loss on the date on which the Group’s right to receive payment is established.  In addition, handling fee income and incidental expenses related to loans are deferred and presented as a deduction from loan receivables. They are depreciated using the effective interest method during the loan period and recognized in income and expense.

The effective interest rate is the rate that exactly discounts estimate future cash payments or receipts through the expected life of the financial instrument to the gross carrying amount of the financial asset or the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

3. Significant Accounting Policies, Continued

(u)Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Shinhan Financial Group, the parent company of the Group, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, allowing it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Group.  Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system.  Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

Deferred tax liabilities are recognized in respect of temporary differences related to investments in subsidiaries, associates, and joint arrangements with the exception of the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probably that they will not reverse in the foreseeable future.  In addition, deferred tax assets are recognized for deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probably that the related tax benefit will be realized.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.  The measurement of deferred tax reflects that tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Tax uncertainty arises from the Group’s claims for correction due to the complexity of transactions or differences in tax law interpretation, and refund lawsuits and tax investigations by tax authorities. Where the Group has paid tax according to Korean IFRS No. 2123, and there is a highly probable of having a tax refund in the future, it will be recognized as corporate tax assets, and the amount expected to be paid as a result of tax audits will be recognized as corporate tax liabilities.

If there are any additional corporate tax expenses incurred by dividend payments, it is recognized at the time the liability related to the dividend payments are recognized.

(v)Earnings per share

The Group calculates basic earnings per share (EPS) using profit or loss and presents it in the consolidated statements of comprehensive income. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

(w) Goodwill impairment test

The recoverable amounts of each CGU are evaluated based on their respective value in use (See Note 18)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

3. Significant Accounting Policies, Continued

(x) Insurance contracts

Insurance contracts are contracts under which the Group accepts significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. A contract that meets the definition of an insurance contract remains an insurance contract until all rights and obligations are extinguished. The Group recognized assets and liabilities related to insurance contracts as other assets and liabilities in the consolidated statements of financial position and income and expenses related to insurance contracts as other commission income and expense in the consolidated statements of comprehensive income.

The Group recognizes insurance liabilities to provision the future payment that will be paid based on above insurance contracts, and details are as follows:

Premium reserves

The Group reserves expected amount to be paid after the reporting period although the insured event had occurred before the reporting period.

Unpaid premium reserves

As of the end of the reporting period, premiums that have paid due are calculated based on premiums and the liability reserve calculation method.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4. Financial Risk Management

(a)General information of risk management

The Group has exposure to the following risks from its use of financial instruments:

•Credit risk

•Liquidity risk

•Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.  Further quantitative disclosures are included throughout these consolidated financial statements.

(i)Organization for risk management

Major decisions relating to risk management are made by the Risk Management Committee under the Board of Directors.  To effectively implement the Risk Management Committee's determination and deliberation, the Group runs the Risk Management Council which includes the CRO (Chief Risk Officer) as chairman and consists of heads of relevant units and divisions. In order to assist the two committees, there is an independent risk management team which is fully in charge of tasks related to risk management.

In addition, the Group established a Credit Review Committee separately from the Risk Management Council to conduct credit evaluations of corporate customers with outstanding loans over a certain amount and other significant credit matters. The Credit Review Committee is led by the CRO and consists of heads of relevant divisions.

(ii) Risk management process

The Group measures credit risk, liquidity risk, market risk, and interest rate risk. The Group presents an acceptable level of risks before the establishment of an annual financial plan, and sets the upper growth limit as a guideline, which considers available capital and risk capital. On the basis of organized financial plans in accordance with established guidelines, the Group organizes risk plans and sets risk limits, which encompass the Group’s entire risk appetite.

Risk limits are set on the basis of the risk capital in principle or set by the regulatory capital in case of absence of a risk capital calculation system. The Group manages total risk limits, risk limits for each type of risk and risk limits by product. If total risk exceeds 95% of its limit, the Group immediately reports the risk limits to the CRO of Shinhan Financial Group and to the Group Risk Management Committee.  In case of risk limits for each type of risk, after consultation with the Shinhan Financial Group, it is adjustable by resolution of the Risk Management Committee within the range of total risk limits. In case of risk limits by product, after prepared countermeasures, it is adjustable by resolution of the Risk Management Council.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4. Financial Risk Management, Continued

(a)General information of risk management, continued

(iii)Risk monitoring

Risk Monitoring is performed by Shinhan Financial Group’s risk dashboard for early detection of risk, regular risk measurement and monitoring systems by the Risk Management Council and Risk Management Committee, and the Enterprise Risk Management System.  The Group performs weekly monitoring on short-term credit quality indicators and leading economic indicators.

Risk dashboard

The risk dashboard is a risk monitoring system to support early detection and proactive responses to portfolio risks and abnormal symptoms, and key monitoring targets of portfolios by business line and credit quality of members (credit ratings).  It performs the pre-detection function on the risk factors such as increases in assets and risks by each monitoring target. With regard to quantitative indicators such as increases in assets and increases in risks, the Group defines the determination level of risk detection by the statistical significance level.  By regular monitoring, the risk management team together with relevant teams analyzes the cause, and prepares and implement a countermeasure.

Risk measurement and monitoring reporting

The Group regularly reports the overall results of risk measurement and monitoring to the Risk Management Council and Risk Management Committee.  Regular monitoring items consist of operational status of risk limits (total / type / product), portfolio guidelines, levels of enterprise crisis, economic / market trends, detailed indicators of credit quality, and financing and liquidity risks.

(iv) Enterprise crisis management system

The Group maintains a group wide risk management system to detect the signals of any risk crisis preemptively and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, ‘alert’, ‘imminent crisis’ and ‘crisis’ determination of which is made based on quantitative and qualitative monitoring and impact analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(a)  General information of risk management, continued

(iv)Enterprise crisis management system, continued

Internal and external crisis indicators for each of credit risk and liquidity risk are divided into core indicators and leading indicators and the stage of crisis is determined quantitatively.  Risk management working-level committee performs analysis of qualitative information and risk management council, consisting heads of departments decides whether to perform entity-wide impact analysis.

Enterprise crisis stages consist of Normal 1, Normal 2, Cautionary 1, Cautionary 2, Crisis Impending, and Crisis, which are determined by a scoring system based on internal and external indicators.

Based on the assessment of crisis stage, appropriate action items for each crisis stage are set up and implemented. For the purpose of efficient operation of the Enterprise Crisis Management System, detailed roles and responsibilities for each organization are predefined.  Crisis management organizations consist of a Risk management working-level committee which performs daily monitoring, risk management council, consisting heads of departments which is convened when the crisis stage is assessed as above the Cautionary 2 two times in succession.  In addition, the Group has Risk Management Council and Crisis Management Council headed by the CEO, and Group Crisis Management Council headed by the CEO of the Shinhan Financial Group.  These organizations and their detailed roles and responsibilities enable the Group to cope with crisis systematically.

(v)Evaluation process

The Group sets and operates the standards on credit card issuance pursuant to the standard of review for payment ability prescribed by the Regulation on Supervision of Specialized Credit Finance Business.  If the basic qualification standards are not met, credit card issuance is prohibited. When standards are met, credit card issuance is possible only if the AS (Application Score) credit rating is above a certain degree, which is based on the Group’s internal information, external information from Credit Bureaus, and personal information in the application form.  The Group prevents higher-risk customers from being issued a credit card by using supplementary information such as overdue history and Credit Bureaus’ credit ratings.

The Group utilizes customer transaction records with Shinhan Financial Group’s subsidiaries, internal or external credit information, and characteristics of each customer group to improve its assessment functions on credit card issuance for new customers.  The Group performs various kinds of simulations to cope with the changes in surroundings such as market conditions and economic trends so that the Group is able to predict the potential risk of certain customer groups and establish the management policy for higher-risk groups.

The Group determines an optimized credit limit for new credit card holders according to their payment ability by considering occupation, income, property, debt, and transaction records with Shinhan Financial Group’s subsidiaries. The Group operates a management system which enables the Group to monitor the changes in risk and prevent high-risk groups from being credit card holders by monitoring monthly indicators.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(a)  General information of risk management, continued

(vi)Credit Scoring System

The Group’s Credit Scoring System consists of ASS (Application Scoring System) and BSS (Behavioural Scoring System). BS (Behavioural Score) evaluates the credit card holder’s credit quality regularly. Credit card AS evaluates potential credit card holder’s credit quality when they apply for credit card issuance. Card loan AS and installment AS evaluate potential customers’ credit quality. The Group utilizes the Credit Scoring System in order to monitor its customers’ and portfolios’ risk exposures. AS is mainly based on the application form information, and BS is based on history information such as card use and payment after issuing a card. Common use information is calculated by using internal information such as payment ability, assets, period of use of our company, financial institution transaction details of applicants, external information such as credit rating agencies (NICE, KCB), and banking association.

AS application work is approved if the applicant's credit rating is above a certain score and does not correspond to the policy refusal reason such as delinquency of other card companies. AS application is a long-term customer of Shinhan Financial Group and a card applicant with good credit history. In addition, the Group uses the elements of credit rating as the basis for setting the limit when issuing cards. The monthly recalculated BS predicts the delinquency rate of card members, and the Group uses it to monitor members and monitor portfolio risk exposures.

(b)Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.  The Group complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Application of credit risk management includes not only all the transactions in these consolidated financial statements but also off balance items such as guarantees, loan agreements and derivatives transactions that could possibly generate economic loss.  The Group assesses credit risks of those transactions and sets a limit on expected credit risks in advance.

The Group estimates credit risks of financial instruments using PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) utilizing the risk estimation methodology of Basel II.  The Group applies the Basel basis conservatively to reflect the credit card crisis of 2003 and the nature of the credit card business.  Credit risks of derivatives, due from banks and securities are assessed using the modified standard methodology of Basel.  Credit risks are divided into respective business segments and merchandise segments, and the Group sets limits for each segment, which are monitored by the risk control process, and established an action plan in case that credit risks get close to, or exceed limits.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(b)Credit risk, continued

(i)  Exposure to credit risk

The carrying amount of financial instruments represents the Group’s maximum exposure to credit risk.  Exposure to credit risk of the Group as of December 31, 2021 and 2020 is as follows. Cash held by the Group is excluded.

		2021	2020
Due from banks and credit card receivables at amortized cost and other (*)
Banks	~~W~~	447,539	1,660,838
Household
Credit sales		14,568,874	12,881,691
Cash advances		1,535,949	1,444,634
Card loans		7,098,354	6,776,631
Installment finance and others		5,265,497	5,578,468
Government/Public section/ Central bank		34,113	32,929
Corporations		5,240,364	3,232,055
		34,190,690	31,607,246

Financial assets at FVTPL
Debt securities		3,803	3,128
Beneficiary certificates		344,710	481,030
		348,513	484,158

Financial assets at FVOCI
Debt securities		161,494	-
Derivative financial assets		88,201	7,358
Other assets (*)
Other financial assets		766,652	541,061
	~~W~~	35,555,550	32,639,823

(*) The maximum exposure to credit risk is measured as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount amount.

As of December 31, 2021 and 2020, the maximum exposure to credit risk caused by unused credit commitments amounted to ~~W~~ 87,060,206 million and ~~W~~ 83,075,972 million, respectively. As of December 31, 2021 and 2020 the securities purchase agreement signed by the Group is ~~W~~ 34,468 million and ~~W~~ 99,400 million, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(b)Credit risk, continued

(ii)Credit risk exposure by measurement method

Under the measurement method of loss allowance, the amounts of due from banks and credit card receivables at amortized cost and other by internal credit rating as of December 31, 2021 and 2020 are as follows:

		2021
		12-month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
		Prime	Normal	Prime	Normal	Impaired
Due from banks and credit card receivables at amortized cost
Banks	~~W~~	445,277	108	2,155	14	-	447,554	(15)	447,539
Household		21,622,797	2,934,072	1,989,029	2,411,834	488,908	29,446,641	(977,967)	28,468,674
Credit sales		12,230,242	572,913	1,106,858	879,963	47,610	14,837,586	(268,712)	14,568,874
Cash advances		654,542	278,454	165,872	548,135	25,604	1,672,607	(136,658)	1,535,949
Card loans		4,723,708	1,178,772	542,842	860,912	58,024	7,364,258	(265,904)	7,098,354
Installment finance and others		4,014,305	903,933	173,458	122,824	357,670	5,572,190	(306,693)	5,265,497

Government /Public sector/ Central bank		34,113	-	-	-	-	34,113	-	34,113
Corporations		3,303,892	1,809,732	18,681	156,141	22,858	5,311,304	(70,940)	5,240,364
		25,406,079	4,743,912	2,009,866	2,567,989	511,766	35,239,612	(1,048,922)	34,190,690
Financial assets at FVOCI
Debt securities(*)		161,494	-	-	-	-	161,494	-	161,494
	~~W~~	25,567,573	4,743,912	2,009,866	2,567,989	511,766	35,401,106	(1,048,922)	34,352,184

(*) As of December 31, allowance for credit loss of debt securities at fair value through other comprehensive income recognized in other comprehensive income is ~~W~~ 24 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(b)Credit risk, continued

(ii) Credit risk exposure by measurement method, continued

Under the measurement method of loss allowance, the amounts of due from banks and credit card receivables at amortized cost and other by internal credit rating as of December 31, 2021 and 2020 are as follows:

		2020
		12-month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
		Prime	Normal	Prime	Normal	Impaired
Due from banks and credit card receivables at amortized cost
Banks	~~W~~	1,658,860	79	1,897	18	-	1,660,854	(16)	1,660,838
Household		20,076,081	2,890,494	1,894,641	2,279,035	489,729	27,629,980	(948,556)	26,681,424
Credit sales		10,717,304	501,689	1,028,358	837,082	50,960	13,135,393	(253,702)	12,881,691
Cash advances		652,400	252,857	162,134	476,098	27,431	1,570,920	(126,286)	1,444,634
Card loans		4,532,896	1,087,182	555,477	827,325	61,701	7,064,581	(287,950)	6,776,631
Installment finance and others		4,173,481	1,048,766	148,672	138,530	349,637	5,859,086	(280,618)	5,578,468

Government /Public sector / Central bank		32,929	-	-	-	-	32,929	-	32,929
Corporations		1,465,560	1,653,562	14,997	129,658	26,965	3,290,742	(58,687)	3,232,055
	~~W~~	23,233,430	4,544,135	1,911,535	2,408,711	516,694	32,614,505	(1,007,259)	31,607,246

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(b)Credit risk, continued

(ii)Credit risk exposure by measurement method, continued

Under the measurement method of loss allowance, the amounts of off-balance item by internal credit rating as of December 31, 2021 and 2020 are as follows:

		2021
		Loan commitments and other credit-related liabilities
		Prime	Normal	Impaired	Total
Loan commitments and other credit-related liabilities
12-month expected credit loss	~~W~~	80,299,149	2,333,776	-	82,632,925
Lifetime expected credit loss		3,469,031	988,835	-	4,457,866
Impaired financial asset		-	-	3,883	3,883
	~~W~~	83,768,180	3,322,611	3,883	87,094,674

		2020
		Loan commitments and other credit-related liabilities
		Prime	Normal	Impaired	Total

Loan commitments and other credit-related liabilities
12-month expected credit loss	~~W~~	76,479,301	2,160,009	-	78,639,310
Lifetime expected credit loss		3,446,501	1,086,461	-	4,532,962
Impaired financial asset		-	-	3,100	3,100
	~~W~~	79,925,802	3,246,470	3,100	83,175,372

In the case of individual members, based on the internal credit rating, the Group manages the members with lower credit loss ratio compared to the profit ratio before impairment with prime, while others are classified as normal.  In case of corporate members, AAA ~ BBB+ rating and non-rating of government/public institutions/central banks are classified as prime, while others are classified as normal.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(b) Credit risk, continued

(iii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2021 and 2020 are as follows:

		2021
		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and credit card receivables at amortized cost:
Banks	~~W~~	428,842	-	-	-	-	10,232	-	8,465	447,539
Retail		27,827,127	11,055	461	2,004	215	426,792	40,394	160,626	28,468,674
Government		34,113	-	-	-	-	-	-	-	34,113
Corporations		5,240,364	-	-	-	-	-	-	-	5,240,364
		33,530,446	11,055	461	2,004	215	437,024	40,394	169,091	34,190,690

Securities measured at FVTPL		348,513	-	-	-	-	-	-	-	348,513
Securities at FVOCI		161,494	-	-	-	-	-	-	-	161,494
	~~W~~	34,040,453	11,055	461	2,004	215	437,024	40,394	169,091	34,700,697
Off-balance accounts
Loan commitments and other liabilities related credit	~~W~~	86,920,624	30,601	953	10,861	751	3,519	82,119	45,246	87,094,674

		2020
		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and credit card receivables at amortized cost:
Banks	~~W~~	1,660,838	-	-	-	-	-	-	-	1,660,838
Retail		26,140,029	10,220	365	1,964	180	333,026	34,149	161,491	26,681,424
Government		32,929	-	-	-	-	-	-	-	32,929
Corporations		3,232,055	-	-	-	-	-	-	-	3,232,055
		31,065,851	10,220	365	1,964	180	333,026	34,149	161,491	31,607,246

Securities measured at FVTPL		484,158	-	-	-	-	-	-	-	484,158
	~~W~~	31,550,009	10,220	365	1,964	180	333,026	34,149	161,491	32,091,404
Off-balance accounts
Loan commitments and other liabilities related credit	~~W~~	83,015,786	29,631	793	10,875	784	2,842	69,768	44,893	83,175,372

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(iv) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of and December 31, 2021 and 2020 is as follows:

		2021
		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and credit card receivables at amortized cost:
Banks	~~W~~	447,539	-	-	-	-	-	-	-	447,539
Retail		-	-	-	-	-	-	-	28,468,674	28,468,674
Government/Public sector/Central bank		465	6	46	480	11	1	33,104	-	34,113
Corporations		882,431	582,713	626,766	200,914	203,189	25,318	2,719,033	-	5,240,364
		1,330,435	582,719	626,812	201,394	203,200	25,319	2,752,137	28,468,674	34,190,690
Securities measured at FVTPL		-	-	-	-	-	-	348,513	-	348,513
Securities at FVOCI		-	-	-	-	-	-	161,494	-	161,494
	~~W~~	1,330,435	582,719	626,812	201,394	203,200	25,319	3,262,144	28,468,674	34,700,697
Off-balance accounts
Loan commitments and other liabilities related credit		315,035	711,063	607,284	191,309	128,575	105,521	1,826,610	83,209,277	87,094,674

		2020
		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and credit card receivables at amortized cost:
Banks	~~W~~	1,660,838	-	-	-	-	-	-	-	1,660,838
Retail		-	-	-	-	-	-	-	26,681,424	26,681,424
Government/Public sector/Central bank		497	-	42	530	4	1	31,855	-	32,929
Corporations		58,566	487,499	607,159	156,691	175,007	19,492	1,727,641	-	3,232,055
		1,719,901	487,499	607,201	157,221	175,011	19,493	1,759,496	26,681,424	31,607,246
Securities measured at FVTPL		-	-	-	-	-	-	484,158	-	484,158
	~~W~~	1,719,901	487,499	607,201	157,221	175,011	19,493	2,243,654	26,681,424	32,091,404
Off-balance accounts
Loan commitments and other liabilities related credit		377,873	724,657	603,669	189,078	128,587	124,086	1,528,982	79,498,440	83,175,372

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(v) Reflection of forward-looking information

The Group reflects the forward-looking information presented by the internal expert group based on various information when measuring expected credit losses. For the purpose of forecasting this forward-looking information, the Group utilizes the economic prospects disclosed by domestic and overseas research institutes or government and public institutions.

The Group reflects the future macroeconomic situation reflecting the weights calculated by the Group in the measurement of expected loss. The expected loss in this respect reflects the most likely outcome and is based on the same assumptions as the Bank estimates based on its business plan and management strategy.

The Group analyzed data from the past to derive correlations between major macroeconomic variables and credit risk necessary for predicting credit risk and credit loss for each portfolio, and then reflected forward-looking information through regression equation estimation. To reflect the COVID-19 economic situation, the Group reviewed three scenarios: upside, central, and downside, and reflected the final forward-looking information.

Major macroeconomic variables	Correlation between credit risks
Economic growth rate	Negative correlation
Consumer inflation rate	Negative correlation
Balance on current account	Negative correlation
Facility investment growth rate	Negative correlation
Composite stock Price index	Negative correlation

The predicted correlation between the macroeconomic variables used by the Group and the risk of default is derived based on long-term data over the past 10 years.

The recent actual default rate is an important reference when estimating the default rate considering the future economic outlook. Although various economic indicators deteriorated due to the economic contraction caused by COVID-19 in 2021, the Group’s actual default rate remains stable.

The Group has considered multiple economic scenarios in applying forward-looking information for measuring expected credit loss. If the sensitivity analysis of the impact on the Group's expected credit loss allowance if the weights of the upside or downside scenarios is assumed to be 100% while holding all other assumptions constant, the impact of sensitivity analysis on the Group’s credit loss allowance is not significant.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(c)Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk could be caused by maturity mismatch of financial assets and liabilities, or temporary insolvency by unexpected cash outflows. It includes economic losses that the Group will incur in the process of financing high interest rates, or disposing of invested assets in order to meet its obligations.  The Group manages liquidity risk by considering all liquidity variation factors that can cause cash inflows and cash outflows.

The Group sets the goal of “month-end liquidity” as the liquidity level at which the Group could pay its obligations in the next three months.  Real liquidity gap ratio of maturity of financial assets and liabilities, liquidity buffer ratio and ABS to borrowings ratio are major indices of liquidity risks monitored by the Group, defined as cautious, apprehensive, and risky.  The Group has prepared contingency plans for various liquidity crises.

(i) Maturity analysis of non-derivative financial instruments

The maturity analysis for non-derivative financial assets and liabilities as of December 31, 2021 and 2020 is as follows. Such undiscounted contractual cash flows differ from the discounted amount included in the consolidated statements of financial position, as they include estimated interest payments.

The Group expects that there would be no significant changes in the timing of cash flows.

		2021
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total

Assets:
Cash and due from banks(*1)	~~W~~	319,868	-	-	-	-	-	319,868
Credit card receivables at amortized cost and other		11,340,382	6,525,297	4,526,182	5,284,745	8,974,750	255,068	36,906,424
Financial assets at FVTPL		353,562	-	-	-	-	-	353,562
Financial assets at FVOCI		161,494	-	-	-	-	35,525	197,019
Other financial assets		723,936	7,515	5,883	13,916	29,273	3,670	784,193
	~~W~~	12,899,242	6,532,812	4,532,065	5,298,661	9,004,023	294,263	38,561,066
Liabilities:
Borrowings	~~W~~	480,214	700,334	273,377	213,314	5,168,660	-	6,835,899
Debentures		581,844	462,642	1,339,704	3,471,327	15,143,405	641,606	21,640,528
Other financial liabilities		2,648,347	15,365	24,206	41,213	403,993	12,167	3,145,291
	~~W~~	3,710,405	1,178,341	1,637,287	3,725,854	20,716,058	653,773	31,621,718
Off-balance item(*2):
Securities purchase agreement		34,468	-	-	-	-	-	34,468
Unused credit commitments		87,060,206	-	-	-	-	-	87,060,206
	~~W~~	87,094,674	-	-	-	-	-	87,094,674

(*1) Restricted due from banks as of December 31, 2021 are excluded.

(*2) Unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(c)Liquidity risk, continued

(i) Maturity analysis of non-derivative financial instruments, continued

		2020
		Less than 1 month	1~3 months		3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total

Assets:
Cash and due from banks(*1)	~~W~~	448,849	-		-	-	-	-	448,849
Credit card receivables at amortized cost and other		10,360,181	6,016,442		4,088,591	5,030,479	7,984,443	245,972	33,726,108
Financial assets at FVTPL		487,873	-		-	-	-	-	487,873
Financial assets at FVOCI		-	-		-	-	-	32,143	32,143
Other financial assets		496,613	9,593		12,342	19,974	19,913	-	558,435
	~~W~~	11,793,516	6,026,035		4,100,933	5,050,453	8,004,356	278,115	35,253,408
Liabilities:
Borrowings	~~W~~	553,103	209,345		225,636	497,334	2,567,234	162,128	4,214,780
Debentures		666,524	686,284		1,360,059	2,248,914	15,473,373	630,413	21,065,567
Other financial liabilities		2,620,523	14,480		23,797	40,721	307,255	5,708	3,012,484
	~~W~~	3,840,150	910,109		1,609,492	2,786,969	18,347,862	798,249	28,292,831
Off-balance item(*2):
Securities purchase agreement		99,400	-	-	-	-	-	-	99,400
Unused credit commitments		83,075,972	-		-	-	-	-	83,075,972
	~~W~~	83,175,372	-		-	-	-	-	83,175,372

(*1) Restricted due from banks as of December 31, 2020 are excluded.

(*2) Unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(c)Liquidity risk, continued

(ii)Maturity analysis of derivative financial instruments

The maturity analysis including the remaining contractual maturities for the derivatives as of December 31, 2021 and 2020 is as follows.

The amounts shown in the table were calculated based on the information below.

-Gross settlement: gross amount of cash received or paid.

-Net settlement: net amount of cash received or paid.

		2021
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Net settlement cash outflow	~~W~~	(295)	(963)	(916)	(1,005)	(721)	(2,377)	(6,277)
Gross settlement cash inflow		91,090	184,648	222,232	435,312	2,057,776	-	2,991,058
Gross settlement cash outflow		(88,541)	(176,069)	(214,642)	(432,146)	(2,000,708)	-	(2,912,106)
	~~W~~	2,254	7,616	6,674	2,161	56,347	(2,377)	72,675

		2020
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Net settlement cash outflow	~~W~~	(1,824)	(2,864)	(4,052)	(7,371)	(14,549)	-	(30,660)
Gross settlement cash inflow		115,615	237,167	346,542	186,784	2,273,049	-	3,159,157
Gross settlement cash outflow		(117,907)	(240,966)	(352,110)	(191,475)	(2,393,692)	-	(3,296,150)
	~~W~~	(4,116)	(6,663)	(9,620)	(12,062)	(135,192)	-	(167,653)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(d)Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates, and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The Group is exposed to interest rate risk of financial assets and liabilities in the case of non-trading assets and interest rate risk of MMF (Money Market Fund) in the case of trading assets and only foreign exchange rate risk of foreign currency deposits because the Group hedges cash flows of foreign currency liabilities with currency rate swaps. The Group is exposed to only equity price risk of local currency equity securities. The Group assesses risks of expected transactions and sets up limits to control market risks to the extent that the Group can handle. The Group assessed market risks on the basis of the Basel standard methodology and the Historical VaR (Value at Risk) method, established risk limits respectively, monitored, and established an action plan in case that market risks get close to, or exceed limits.

(i) Market risk management from trading positions

The Group assessed market risk from trading positions using the standard methodology of Financial Supervisory Service. The following represents the Group’s assessment of its potential loss in financial assets at fair value through profit or loss as of December 31, 2021 and 2020 that are exposed to the respective risks.:

		2021
		Average	High	Low	At December 31
Interest rate risk	~~W~~	1,996	2,350	1,700	1,700

(*) Overseas subsidiaries were excluded from the calculation.

		2020
		Average	High	Low	At December 31
Interest rate risk	~~W~~	2,034	2,400	1,900	2,400

(*) Overseas subsidiaries were excluded from the calculation.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(d)Market risk, continued

(ii)VaR and EaR management from non-trading positions

Interest rate risk from non-trading positions

The principal market risk from non-trading activities of the Group is interest rate risk.  The Group makes an effort to minimize variations of net assets and profit by assessing and controlling interest rate risk of non-trading positions.  Interest rate VaR and EaR, to which real interest rate variations of assets and liabilities are applied, are used to assess interest rate risk.

Interest rate VaR estimates, at a 99.9% confidence level, the expected maximum loss assuming a one-year holding period.  The Group calculates the Interest rate VaR using an internal model which has been designed to apply historical interest rate scenarios provided by accompanying net asset value simulations due to interest rate changes.

Interest rate EaR (Earning at Risk) is the maximum expected loss of net interest income within the next year due to negative variations of interest rates.  Interest rate EaR is assessed considering interest rate repricing gap, differences between expected interest rate variation timing and target period (one year), and expected interest rate variation. Applied interest rate variation timing for each maturity level and interest rate shock (200bp) were suggested by Basel. Financial assets of low sensitivity were excluded.

Interest rates VaR and EaR of non-trading positions as of December 31, 2021 and 2020 are as follows:

		2021	2020
Interest rate VaR	~~W~~	831,361	463,647
Interest rate EaR		672,303	594,210

Equity price risk and foreign exchange rate risk from non-trading positions

The Group assessed equity price risk and foreign exchange rate risk from foreign currency equity securities of non-trading positions using the Historical VaR method. Assuming that asset returns are possible in case of crisis, historical VaR of the equity price and foreign currency rate is calculated at bottom 99% of 10 day holding period volatility for one year (250 trading days) in reporting date. Total VaR is calculated assuming that equity price risk and foreign exchange rate risk occur at the same time. Variance effect is calculated based on the difference between the total VaR and the sum of price risk and foreign exchange rate risk.

The Group does not have any non-trading positions that are exposed to equity risk and foreign exchange rate risk.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.Financial Risk Management, Continued

(d)Market risk, continued

(iii)Foreign exchange risk

The Group has been exposed to foreign exchange risk of financial assets and financial liabilities denominated in foreign currencies other than the functional currency, Korean won. Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2021 and 2020 are as follows:

2021
	USD		SGD		EUR		KZT		IDR		MMK		VND		KRW equivalent
	USD	KRW	SGD	KRW	EUR	KRW	KZT	KRW	IDR	KRW	MMK	KRW	VND	KRW

Assets
Cash	-	2	-	-	-	-	18	50	10	1	144	96	-	-	149
Deposit	-	15	-	-	-	-	316	858	77,095	6,407	1,802	1,202	196,389	10,232	18,714
Loans	-	-	-	-	-	-	14,594	39,549	1,409,917	117,164	29,790	19,863	8,549,188	445,413	621,989
Other financial assets	5	6,047	-	-	-	-	402	1,089	59,322	4,930	1,852	1,235	208,800	10,878	24,179
	5	6,064	-	-	-	-	15,330	41,546	1,546,344	128,502	33,588	22,396	8,954,377	466,523	665,031
Liabilities
Debentures	(1,592)	(1,886,723)	(278)	(243,524)	(165)	(221,050)	-	-	-	-	-	-	(1,000,000)	(52,100)	(2,403,397)
Borrowings	(450)	(533,807)	-	-	-	-	(7,750)	(21,003)	(1,011,577)	(84,082)	(14,467)	(9,646)	(2,866,000)	(149,319)	(797,857)
Other financial liabilities	-	(133)	-	-	-	-	(47)	(128)	(66,239)	(5,504)	(453)	(302)	(253,650)	(13,215)	(19,282)
	(2,042)	(2,420,663)	(278)	(243,524)	(165)	(221,050)	(7,797)	(21,131)	(1,077,816)	(89,586)	(14,920)	(9,948)	(4,119,650)	(214,634)	(3,220,536)
On-balance exposure	(2,037)	(2,414,599)	(278)	(243,524)	(165)	(221,050)	7,533	20,415	468,528	38,916	18,668	12,448	4,834,727	251,889	(2,555,505)
Off-balance
Derivative	2,042	2,420,530	278	243,524	165	221,050	-	-	-	-	-	-	-	-	2,885,104
Off-balance derivative exposure	2,042	2,420,530	278	243,524	165	221,050	-	-	-	-	-	-	-	-	2,885,104
Net position	5	5,931	-	-	-	-	7,533	20,415	468,528	38,916	18,668	12,448	4,834,727	251,889	329,599

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

4.   Financial Risk Management, Continued

(d)Market risk, continued

(iii)Foreign exchange risk, continued

The Group has been exposed to foreign exchange risk of financial assets and financial liabilities denominated in foreign currencies other than the functional currency, Korean won.  Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2021 and 2020 are as follows, continued:

2020
	USD		SGD		EUR		KZT		IDR		MMK		VND		KRW equivalent
	USD	KRW	SGD	KRW	EUR	KRW	KZT	KRW	IDR	KRW	MMK	KRW	VND	KRW

Assets
Deposit	-	214	-	-	-	-	733	1,891	3,694	286	1,798	1,472	130,590	6,151	10,014
Loans	-	-	-	-	-	-	9,743	25,138	1,439,176	111,392	38,332	31,378	7,272,014	342,512	510,420
Other financial assets	-	-	-	-	-	-	384	990	61,065	4,726	1,712	1,401	139,710	6,580	13,697
	-	214	-	-	-	-	10,860	28,019	1,503,935	116,404	41,842	34,251	7,542,314	355,243	534,131
Liabilities
Debentures	(1,816)	(1,975,808)	(463)	(380,920)	(198)	(264,450)	-	-	-	-	-	-	(1,400,000)	(65,940)	(2,687,118)
Borrowings	(420)	(457,265)	-	-	-	-	(4,250)	(10,965)	(1,069,158)	(82,753)	(23,000)	(18,828)	(2,210,000)	(104,091)	(673,902)
Other financial liabilities	-	-	-	-	-	-	(80)	(207)	(14,295)	(1,106)	(594)	(487)	(266,753)	(12,564)	(14,364)
	(2,236)	(2,433,073)	(463)	(380,920)	(198)	(264,450)	(4,330)	(11,172)	(1,083,453)	(83,859)	(23,594)	(19,315)	(3,876,753)	(182,595)	(3,375,384)
On-balance exposure	(2,236)	(2,432,859)	(463)	(380,920)	(198)	(264,450)	6,530	16,847	420,482	32,545	18,248	14,936	3,665,561	172,648	(2,841,253)
Off-balance
Derivative	2,216	2,411,008	463	380,920	198	264,450	-	-	-	-	-	-	-	-	3,056,378
Off-balance derivative exposure	2,216	2,411,008	463	380,920	198	264,450	-	-	-	-	-	-	-	-	3,056,378
Net position	(20)	(21,851)	-	-	-	-	6,530	16,847	420,482	32,545	18,248	14,936	3,665,561	172,648	215,125

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

4.Financial Risk Management, Continued

(e)Capital risk management

The Group has exposure to credit risk, liquidity risk, and market risk. By maintaining an optimal capital structure, the Group’s objective is to control its financial risks, enhance its safety and soundness, stabilize the financial system, and advance the Group’s credit standing.

The Group operates the credit card business under the Specialized Credit Finance Business Act.  Accordingly, the Group should obey the Regulations on Supervision of Specialized Credit Finance Business. The regulations require the Group to maintain an adjusted equity capital ratio of more than 8%.  Adjusted total assets and adjusted equity capital for the ratio are based on the consolidated statements of financial position and adjusted by the regulation that considered standards of the Bank for International Settlements and the nature of credit card business. The Group observes ratios of adjusted equity capital requirements regulated by the Specialized Credit Finance Business and as of December 31, 2020, the Group complied with the regulatory requirement for the adjusted equity capital ratio.

5.Significant Estimates and Judgments

The preparation of consolidated financial statements requires the application of certain critical estimates and judgments relative to the future.  These critical estimates and judgments are assessed continually based on the elements like historic experiences and reasonably predictable future events under current conditions.  Management’s estimated outcomes may differ from actual outcomes.

Information about judgments on accounting assumptions and estimates, including significant risk that may result in a material adjustment in the reported amounts of assets and liabilities within the financial year are included in the following notes.

(a)Valuation of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques.  The Group determines valuation methods and assumptions based on significant market conditions at the end of each reporting period.  Diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted valuation models in the market to internally developed valuation model that incorporates various types of assumptions and variables.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

5.Significant Estimates and Judgments, Continued

(b)Allowance for doubtful accounts

(i) Individually assessed loan allowance

In assessing individual impairment, it is based on the best estimation of the Group’s management about the present value of estimated future cash flows of secured financial assets.  The present value is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

(ii)  Collectively assessed loan allowance

In assessing collective impairment, future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical methods of historical trends of the probability of default, and the loss rate at default, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical methods. In adjusting the future cash flow by historical methods, the result has to be in line with changes and trends of observable data (e.g. loan and borrower type, credit rating, EAD by periods, significant changes in credit rating, recovery period and other variables). Methodologies and assumptions used to estimate future cash flow are reviewed on regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

(c)Qualifying hedge relationships

In designating financial instruments in qualifying hedge relationships, the Group has determined that it expects the hedges to be highly effective over the period of the hedging relationship.  In accounting for derivatives as cash flow hedges, the Group has determined that the hedged cash flow exposure relates to highly probable future cash flows.

(d)Net defined benefit obligations

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.

The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

(e)Income taxes

Within the normal business process, there are various types of transactions and different accounting methods that may add uncertainties to the realizability of tax assets. The Group has recognized current and deferred taxes that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred taxes at the year when the final tax effect is conformed.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

6.Fair Value Measurement of Financial Instruments

The Group primarily uses the published price quotations in an active market for measurement of the fair value of financial instruments. If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service.

The Group uses diverse valuation techniques under reasonable assumptions which are based on the observable inputs in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

- Quoted market price (unadjusted) in an active market for an identical instrument (Level 1)

- Valuation techniques based on observable inputs, either directly or indirectly (Level 2)

- Valuation techniques using significant unobservable inputs (Level 3)

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.  For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.  If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, that measurement is a Level 3 measurement.  Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

6.Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value

(i) Fair value measurement methods of financial instruments that are measured at fair value are as follows:

Fair value measurement methods

Financial assets at FVTPL

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  The fair value of investments in money market funds is determined by the sum of acquisition cost and accrued interest.  Fair value of debt securities which are not quoted in an active market are determined at the amount which is present value of the future cash flow estimated reasonably discounted by the rate considering the counterparty’s credit risk.  Equity instruments that do not have a quoted market price in an active market and whose fair value are not reliably measurable are measured at cost as an estimate of fair value.

Derivative assets Derivative liabilities

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  If the market is not active, fair value is determined at the amount which is present value of the future cash flow reasonably estimated considering the counterparty’s credit risk and discounted by the appropriate rate such as a risk free rate.  If observable market data for the valuation is not available enough, the valuation result of the qualified external institutes is used as fair value.

Financial assets at FVOCI

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  Fair value of equity securities which are not quoted in an active market are measured by the valuation model of independent and professional institutes using reliable data.  Equity instruments that do not have a quoted market price in an active market and whose fair value are not reliably measurable are measured at cost as an estimate of fair value. Fair value of debt securities which are not quoted in an active market are determined at the amount which is calculated by external valuation professionals using market data.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(ii) The fair value measurements classified by fair value hierarchy as of December 31, 2021 and 2020 are summarized as follows:

		2021
		Level 1	Level 2	Level 3	Total
Financial assets
Beneficiary certificates at FVTPL	~~W~~	-	341,051	3,659	344,710
Debt securities at FVTPL		-	-	3,803	3,803
Equity securities at FVTPL		1,363	-	3,686	5,049
Derivative financial assets for hedging		-	88,201	-	88,201
Equity securities at FVOCI		-	-	35,525	35,525
Debt securities at FVOCI		153,438	8,056	-	161,494
	~~W~~	154,801	437,308	46,673	638,782
Financial liabilities
Derivative financial liabilities for hedging	~~W~~	-	16,243	-	16,243

		2020
		Level 1	Level 2	Level 3	Total

Financial assets
Beneficiary certificates at FVTPL	~~W~~	-	481,030	-	481,030
Debt securities at FVTPL		-	-	3,128	3,128
Equity securities at FVTPL		-	-	3,715	3,715
Derivative financial assets for hedging		-	7,358	-	7,358
Equity securities at FVOCI		-	-	32,143	32,143
	~~W~~	-	488,388	38,986	527,374
Financial liabilities
Derivative financial liabilities for hedging	~~W~~	-	170,761	-	170,761

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(iii) Changes in level 3 of the fair value hierarchy

Changes of fair value measurement in level 3 for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Beneficiary certificates at FVTPL	Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Total

Balance at January 1, 2021	~~W~~	-	3,128	3,715	32,143	38,986
Net gain on valuation of financial assets at FVTPL(*)		127	285	-	-	412
Net changes in the unrealized fair value of FVOCI		-	-	-	7,550	7,550
Acquisition		3,532	390	1,000	200	5,122
Reclassification to level 1		-	-	(900)	-	(900)
Transfer to investment stocks accounted in equity method		-	-	(129)	-	(129)
Disposal		-	-	-	(4,368)	(4,368)
Balance at December 31, 2021	~~W~~	3,659	3,803	3,686	35,525	46,673

		2020
		Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Total

Balance at January 1, 2020	~~W~~	2,228	3,805	35,938	41,971
Net gain on valuation of financial assets at FVTPL(*)		(200)	-	-	(200)
Net changes in the unrealized fair value of FVOCI		-	-	(4,295)	(4,295)
Acquisition		1,100	629	500	2,229
Disposal		-	(719)	-	(719)
Balance at December 31, 2020	~~W~~	3,128	3,715	32,143	38,985

(*) Recognized profit or loss of the changes in carrying amount of financial instruments classified as Level 3 for the years ended December 31, 2021 and 2020 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		2021
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at fair value through profit or loss	~~W~~	412	412

		2020
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at fair value through profit or loss	~~W~~	(200)	(200)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(iv) Valuation techniques and inputs related to level 2

Information about valuation techniques and inputs in measuring financial instruments categorized as level 2 as of

December 31, 2021 and 2020 is as follows:

	2021
	Valuation techniques	Type of financial instruments		Carrying amount	Significant inputs
Financial assets at FVTPL:
	Net asset value, etc.	Beneficiary certificates	~~W~~	341,051	Interest rate
Derivative assets:
	Discounted cash flow	Interest rate swap Currency swap		88,201	Discount rate, exchange rate, etc.
Financial assets at FVOCI
	Discounted cash flow	Debt securities		8,056	Interest rate
			~~W~~	437,308
Derivative liabilities:
	Discounted cash flow	Interest rate swap Currency swap	~~W~~	16,243	Discount rate, exchange rate, etc.

	2020
	Valuation techniques	Type of financial instruments		Carrying amount	Significant inputs
Financial assets at FVTPL:
	Net asset value, etc.	Beneficiary certificates	~~W~~	481,030	Interest rate
Derivative assets:
	Discounted cash flow	Interest rate swap Currency swap		7,358	Discount rate, exchange rate, etc.
			~~W~~	488,388
Derivative liabilities:
	Discounted cash flow	Interest rate swap Currency swap	~~W~~	170,761	Discount rate, exchange rate, etc.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(v) Valuation techniques and unobservable inputs in markets related to level 3

Information about valuation techniques and inputs in measuring financial instruments categorized as level 3 as of

December 31, 2021 and 2020 is as follows:

	2021
Valuation techniques	Type of financial instruments		Carrying amount	Significant unobservable inputs	Range of estimates for unobservable inputs

Financial assets at FVTPL:
Net asset value, etc.	Debt and equity securities	~~W~~	11,148	Asset value	-
Financial assets at FVOCI:
Discounted cash flow, etc.	Equity securities		35,525	Discount rate Growth rate	10.46%~13.66%, 1.00%
		~~W~~	46,673

	2020
Valuation techniques	Type of financial instruments		Carrying amount	Significant unobservable inputs	Range of estimates for unobservable inputs

Financial assets at FVTPL:
Net asset value, etc.	Debt and equity securities	~~W~~	6,843	Asset value	-
Financial assets at FVOCI:
Discounted cash flow, etc.	Equity securities		32,143	Discount rate Growth rate	10.23%~13.29%, 1.00%
		~~W~~	38,986

(vi) Sensitivity to changes on unobservable inputs

For level 3 fair value measurement, a reasonably possible change in one or more of the unobservable inputs used to determine the fair value would have the following effect on profit or loss, or other comprehensive income:

		2021
Type of financial instrument		Favorable change	Unfavorable change
Financial assets at FVOCI (*)	~~W~~	3,651	(2,759)

(*) Changes in fair value have been assessed by increasing or decreasing unobservable inputs such as growth rate (-0.5%~0.5%) and discount rate (-1%~1%).

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(b) Financial instruments measured at amortized cost

(i) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Fair value measurement methods

Cash and due from banks

Carrying amount of cash is the same as fair value. Carrying amount (matured within three months at acquisition date) is used as approximation of fair value for cash equivalents. Fair value of other due from banks is present value of expected cash flows discounted by the rate considering market interest rate and spread.

Credit card receivables at amortized cost and other

Fair value of credit card receivables measured at amortized cost and other is the present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings.  However, carrying amount is used as approximation of fair value for credit card receivables for lump-sum purchase and cash advances which contractual credit period granted is less than three months.

Other financial assets

Fair value of other financial assets is the present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings. However, carrying amount is used as approximation of fair value for other financial assets when reliable expected cash flow is not available.

Borrowings	Fair value of borrowings is the present value of expected cash flows discounted by the rate considering market interest rate and the Group’s credit ratings.

Debentures

Where the market of a financial instrument is active, fair value is established at the quoted price. Fair value of debentures which quoted market price is not available is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Group’s credit ratings.

Other financial liabilities

Fair value of other financial liabilities is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Group’s credit ratings. Carrying amount is used as approximation of fair value of liabilities when reliable expected cash flows are not available.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(b) Financial instruments measured at amortized cost, continued

(ii) The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31,

2021 and 2020 are as follows:

		2021
		Carrying amount				Fair value
		Balance	Deferred loan origination costs and others	Allowance for doubtful accounts	Total
Financial assets
Cash	~~W~~	149	-	-	149	149
Deposits		435,513	-	-	435,513	435,513
Credit card receivables		25,765,133	(52,837)	(886,064)	24,826,232	25,205,111
Loans		3,685,650	26,968	(93,125)	3,619,493	3,642,227
Installment assets		3,978,560	44,547	(41,777)	3,981,330	3,970,448
Lease assets		1,356,210	(132)	(27,956)	1,328,122	1,325,797
Other assets		784,193	(1,313)	(16,228)	766,652	766,373
	~~W~~	36,005,408	17,233	(1,065,150)	34,957,491	35,345,618
Financial liabilities
Borrowings	~~W~~	6,662,856	-	-	6,662,856	6,607,721
Debentures in won		18,455,000	(8,560)	-	18,446,440	18,330,682
Debentures in foreign currency		2,403,397	(7,969)	-	2,395,428	2,399,729
Other liabilities		3,145,291	(24,202)	-	3,121,089	3,117,270
	~~W~~	30,666,544	(40,731)	-	30,625,813	30,455,402

		2020
		Carrying amount				Fair value
		Balance	Deferred loan origination costs and others	Allowance for doubtful accounts	Total
Financial assets
Cash	~~W~~	94	-	-	94	94
Deposits		671,505	-	-	671,505	671,505
Credit card receivables		23,545,040	(50,664)	(877,822)	22,616,554	23,007,920
Loans		3,367,110	24,865	(60,490)	3,331,485	3,359,334
Installment assets		3,591,498	43,703	(37,767)	3,597,434	3,613,850
Lease assets		1,420,693	755	(31,181)	1,390,267	1,404,244
Other assets		558,435	(1,029)	(16,345)	541,061	541,141
	~~W~~	33,154,375	17,630	(1,023,605)	32,148,400	32,598,087
Financial liabilities
Borrowings	~~W~~	4,084,495	-	-	4,084,495	4,133,513
Debentures in won		17,545,000	(8,994)	-	17,536,006	17,749,853
Debentures in foreign currency		2,687,118	(7,667)		2,679,451	2,699,877
Other liabilities		3,013,557	(18,048)	-	2,995,509	2,998,963
	~~W~~	27,330,170	(34,709)	-	27,295,461	27,582,206

6.Fair Value Measurement of Financial Instruments, Continued

(b) Financial instruments measured at amortized cost, continued

(iii) The fair value hierarchy of financial instruments which are measured at amortized cost in the consolidated statements of financial position as of December 31, 2021 and 2020 is as follows:

		2021
Financial assets		Level 1	Level 2	Level 3	Total
Cash and cash equivalents
Cash	~~W~~	149	-	-	149
Deposits		-	435,513	-	435,513
Credit card receivables at amortized cost
Credit card receivables		-	-	25,205,111	25,205,111
Loans		-	-	3,642,227	3,642,227
Installment assets		-	-	3,970,448	3,970,448
Lease assets		-	-	1,325,797	1,325,797
Other assets		-	-	766,373	766,373
	~~W~~	149	435,513	34,909,956	35,345,618
Financial liabilities:
Borrowings	~~W~~	-	-	6,607,721	6,607,721
Debentures in won		-	-	18,330,682	18,330,682
Debentures in foreign currency		-	-	2,399,729	2,399,729
Other liabilities		-	-	3,117,270	3,117,270
	~~W~~	-	-	30,455,402	30,455,402

		2020
Financial assets		Level 1	Level 2	Level 3	Total
Cash and cash equivalents
Cash	~~W~~	94	-	-	94
Deposits		-	671,505	-	671,505
Credit card receivables at amortized cost
Credit card receivables		-	-	23,007,920	23,007,920
Loans		-	-	3,359,334	3,359,334
Installment assets		-	-	3,613,850	3,613,850
Lease assets		-	-	1,404,244	1,404,244
Other assets		-	-	541,141	541,141
	~~W~~	94	671,505	31,926,489	32,598,088
Financial liabilities:
Borrowings	~~W~~	-	-	4,133,513	4,133,513
Debentures in won		-	-	17,749,853	17,749,853
Debentures in foreign currency		-	-	2,699,877	2,699,877
Other liabilities		-	-	2,998,963	2,998,963
	~~W~~	-	-	27,582,206	27,582,206

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

7.	Categories of Financial Instruments

(a)	The carrying amounts of the categories of financial assets as of December 31, 2021 and 2020 are summarized as follows:

		2021
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total

Cash and due from banks	~~W~~	-	435,662	-	-	435,662
Financial assets at FVTPL		353,562	-	-	-	353,562
Derivative assets		-	-	-	88,201	88,201
Credit card receivables at amortized cost and other(*)		-	33,755,177	-	-	33,755,177
Financial assets at FVOCI		-	-	197,019	-	197,019
Other financial assets		-	766,652	-	-	766,652
	~~W~~	353,562	34,957,491	197,019	88,201	35,596,273

(*) It includes ~~W~~ 1,328,122 million in financial lease receivables under Korean IFRS No. 1116.

		2020
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total

Cash and due from banks	~~W~~	-	671,599	-	-	671,599
Financial assets at FVTPL		487,873	-	-	-	487,873
Derivative assets		-	-	-	7,358	7,358
Credit card receivables at amortized cost and other(*)		-	30,935,740	-	-	30,935,740
Financial assets at FVOCI		-	-	32,143	-	32,143
Other financial assets		-	541,061	-	-	541,061
	~~W~~	487,873	32,148,400	32,143	7,358	32,675,774

(*) It includes ~~W~~ 1,390,267 million in financial lease receivables under Korean IFRS No. 1116.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

7.Categories of Financial Instrument, Continued

(b)	The carrying amounts of the categories of financial liabilities as of December 31, 2021 and 2020 are summarized as follows:

		2021
		Financial liabilities measured at amortized cost	Derivative for hedge	Total

Derivative liabilities	~~W~~	-	16,243	16,243
Borrowings		6,662,856	-	6,662,856
Debentures		20,841,868	-	20,841,868
Other liabilities(*)		3,121,089	-	3,121,089
	~~W~~	30,625,813	16,243	30,642,056

(*) It includes ~~W~~ 25,801 million in financial lease liability under Korean IFRS No. 1116.

		2020
		Financial liabilities measured at amortized cost	Derivative for hedge	Total

Derivative liabilities	~~W~~	-	170,761	170,761
Borrowings		4,084,495	-	4,084,495
Debentures		20,215,457	-	20,215,457
Other liabilities(*)		2,995,509	-	2,995,509
	~~W~~	27,295,461	170,761	27,466,222

(*) It includes ~~W~~ 20,370 million in financial lease liability under Korean IFRS No. 1116.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

7.Categories of Financial Instrument, Continued

(c)Net gains (losses) of categories of financial instruments for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income, net	Net income (loss)	Other comprehensive income (loss)

Financial assets
Financial assets at FVTPL	~~W~~	-	-	-	-	30	-	10,544	10,574	-
Financial assets at amortized cost(*)		2,304,525	-	1,618,369	(1,156,732)	-	(433,578)	14,918	2,347,502	-
Financial assets at FVOCI		1,528	-	-	-	400	(24)	-	1,904	4,611
Derivative for hedge		-	-	-	-	-	-	216,006	216,006	22,740
		2,306,053	-	1,618,369	(1,156,732)	430	(433,602)	241,468	2,575,986	27,351
Financial liabilities
Financial liabilities at amortized cost(*)		-	(506,900)	-	-	-	-	-	(506,900)	-
	~~W~~	2,306,053	(506,900)	1,618,369	(1,156,732)	430	(433,602)	241,468	2,069,086	27,351

(*) It includes finance income and expenses occurred as a result of finance lease receivables and lease liability in accordance with Korean IFRS No.1116 ‘Leases’

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

7.Categories of Financial Instrument, Continued

(c)	Net gains (losses) of categories of financial instruments for the years ended December 31, 2021 and 2020 are as follows:

		2020
		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income, net	Net income (loss)	Other comprehensive income (loss)

Financial assets
Financial assets at FVTPL	~~W~~	-	-	-	-	35	-	17,110	17,145	-
Financial assets at amortized cost(*)		2,262,568	-	1,478,876	(1,176,547)	-	(462,617)	16,025	2,118,305	-
Financial assets at FVOCI		-	-	-	-	919	-	-	919	(3,114)
Derivative for hedge		-	-	-	-	-	-	-	-	-
		2,262,568	-	1,478,876	(1,176,547)	954	(462,617)	33,135	2,136,369	(3,114)
Financial liabilities
Financial liabilities at amortized cost(*)		-	(507,529)	-	-	-	-	-	(507,529)	-
Derivative for hedge		-	-	-	-	-	-	(144,631)	(144,631)	12,715
		-	(507,529)	-	-	-	-	(144,631)	(652,160)	12,715
	~~W~~	2,262,568	(507,529)	1,478,876	(1,176,547)	954	(462,617)	(111,496)	1,484,209	9,601

(*) It includes finance income and expenses occurred as a result of finance lease receivables and lease liability in accordance with Korean IFRS No.1116 ‘Leases’

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

7.Categories of Financial Instrument, Continued

(d)	The amounts of foreign exchange differences recognized in profit or loss for each category of financial instruments for the years ended December 31, 2021 and 2020 are as follows:

		2021			2020
		Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount	Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount

Financial assets at amortized cost	~~W~~	35,152	(4,480)	30,672	25,456	(14,261)	11,195
Financial liabilities at amortized cost		3,655	(222,363)	(218,708)	184,416	(36,172)	148,244
	~~W~~	38,807	(226,843)	(188,036)	209,872	(50,433)	159,439

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

8.  Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2021 and 2020 are as follows:

		2021
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	~~W~~	88,201	-	88,201	15,264	-	72,937
Repurchase agreements (*)		310,000	-	310,000	310,000	-	-
Receivable spot exchange		6,047	-	6,047	6,047	-	-
Financial liabilities:
Derivatives		16,243	-	16,243	15,264	-	979
Payable spot exchange		6,047	-	6,047	6,047	-	-

(*) The amounts not subject to offsetting are securities that are received as collateral for repurchase agreements.

		2020
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	~~W~~	7,358	-	7,358	207	-	7,151
Repurchase agreements (*)		150,000	-	150,000	150,000	-	-
Receivable spot exchange		4,788	-	4,788	4,788	-	-
Financial liabilities:
Derivatives		170,761	-	170,761	207	-	170,554
Payable spot exchange		4,788	-	4,788	4,788	-	-

(*) The amounts not subject to offsetting are securities that are received as collateral for repurchase agreements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

9. Operating Segments

The Group has a single reportable segment.

(a)Details of revenues by financial service type for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Credit card	Installment finance	Lease(*)	Others	Total

Interest incomes	~~W~~	1,878,220	138,472	47,711	241,650	2,306,053
Fee and commission income		1,202,500	14,142	364,448	37,279	1,618,369
Other operating income		10,032	213	173	424,787	435,205
	~~W~~	3,090,752	152,827	412,332	703,716	4,359,627
(*) It includes finance income and expenses occurred as a result of finance lease receivables and lease liability in accordance with Korean IFRS No.1116 ‘Leases’
		2020
		Credit card	Installment finance	Lease(*)	Others	Total

Interest incomes	~~W~~	1,864,197	131,345	60,250	206,776	2,262,568
Fee and commission income		1,182,517	12,086	243,600	40,673	1,478,876
Other operating income		10,779	324	86	338,545	349,734
	~~W~~	3,057,493	143,755	303,936	585,994	4,091,178
(*) It includes finance income and expenses occurred as a result of finance lease receivables and lease liability in accordance with Korean IFRS No.1116 ‘Leases’

(b)Revenues from external customers for the years ended December 31, 2021 and 2020 are all attributed to the Republic of Korea, where the Group is domiciled.

(c)There is no single external customer with whom revenues amount to 10 percent or more of the Group’s revenues for the years ended December 31, 2021 and 2020.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

10. Cash and Due from Banks

(a)Details of cash and due from banks as of December 31, 2021 and 2020 are as follows:

		2021	2020

Cash	~~W~~	149	94
Deposits in won:
Deposits on demand		297,719	353,493
Current deposits		841	2,277
Foreign currency deposits		18,187	9,226
Time deposits		5	5
Deposit for checking accounts		31	31
Deposits on demand of SPC		115,232	222,020
Deposits on foreign currency reserve		526	694
Others		2,972	83,759
		435,513	671,505
	~~W~~	435,662	671,599

(b) Restricted due from banks as of December 31, 2021 and 2020 are as follows:

		2021	2020	Restrictions

Time deposits
Shinhan Bank	~~W~~	5	5	Pledged as collateral for cash advances
Other deposits
Woori Bank and others	~~W~~	31	31	Deposit for checking accounts
		115,232	222,020	Deposits on demand of SPC
		526	694	Deposits on foreign currency reserve
		115,789	222,745
	~~W~~	115,794	222,750

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

11.Financial Assets at FVTPL

(a)Details of financial assets at FVTPL as of December 31, 2021 and 2020 are as follows and no financial assets are designated as at FVTPL.

		2021	2020

Beneficiary certificates	~~W~~	344,710	481,030
Debt securities		3,803	3,128
Equity securities		5,049	3,715
	~~W~~	353,562	487,873

(b)Net income on financial assets at FVTPL for the years ended December 31, 2021 and 2020 is as follows:

		2021	2020

Gain on valuation	~~W~~	959	30
Loss on valuation		(35)	(200)
Gain on sale		4,042	6,929
Other income		5,578	10,351
	~~W~~	10,544	17,110

(c) Dividend income on financial assets at FVTPL for the years ended December 31, 2021 and 2020 is as follows:

		2021	2020

Dividend income recognized in assets held at the end of the reporting period
Equity securities	~~W~~	30	35

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

12.Derivatives

(a)Derivative assets and liabilities

The notional amounts and fair values of derivative assets and liabilities as of December 31, 2021 and 2020 are as follows:

		2021			2020
		Notional amounts	Fair value		Notional amounts	Fair value
			Assets	Liabilities		Assets	Liabilities

Currency swap	~~W~~	2,885,104	83,128	5,187	3,056,378	7,151	142,257
Interest rate swap		1,695,000	5,073	11,056	1,775,000	207	28,504
	~~W~~	4,580,104	88,201	16,243	4,831,378	7,358	170,761

(b)Gains (losses) on derivatives

Gains (losses) on derivatives for the years ended December 31, 2021 and 2020 are as follows:

		2021		2020
		Gain (loss) on valuation	Gain (loss) on sale	Gain (loss) on valuation	Gain (loss) on sale
Fair value hedges:	~~W~~
Currency forwards		-	444	23	96
Cash flow hedges:
Currency swaps		199,241	17,488	(166,116)	21,366
Interest rate swaps		(1,167)	-	-	-
	~~W~~	198,074	17,932	(166,093)	21,462

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

12.Derivatives

(c)Gain or Losses on Hedge accounting

i) Gains(losses) on fair value hedged items and hedging instruments attributable to the hedged ineffectiveness for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss
Fair value hedges:
Interest rate swaps	~~W~~	-	-	-
Foreign exchange risk		(444)	444	-
	~~W~~	(444)	444	-

		2020
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss
Fair value hedges:
Interest rate swaps	~~W~~	-	-	-
Foreign exchange risk		(119)	119	-
	~~W~~	(119)	119	-

ii) Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in the income statement and other comprehensive income are as follows:

		2021
		Gains (losses) on hedges recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss	From cash flow hedge reserve to profit or loss Reclassified amount
Cash flow hedges:
Interest rate risk	~~W~~	23,479	(1,167)	-
Foreign exchange risk		7,885	6,860	209,869
	~~W~~	31,364	5,693	209,869

		2020
		Gains (losses) on hedges recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss	From cash flow hedge reserve to profit or loss Reclassified amount
Cash flow hedges:
Interest rate risk	~~W~~	3,303	-	-
Foreign exchange risk		14,336	-	(144,750)
	~~W~~	17,639	-	(144,750)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

12.Derivatives, Continued

(d)	Hedge accounting

i) Purpose and strategy of risk avoidance

The Group transacts with derivative financial instruments to hedge its interest rate risk and currency risk arising from the assets and liabilities of the Group. The Group applies the cash flow hedge accounting for interest rate swaps and currency swaps to hedge cash flow risk due to interest rates and foreign exchange rates of the Korean won debt, the Korean won bonds, foreign currency bonds, etc.

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2021 and 2020 are as follows:

		2021
		Within 1 year	Over 1 year ~ 2 years	Over 2 year ~ 3 years	Over 3 year ~ 4 years	Over 4 year ~ 5 years	Over 5 years	Total

Cash flow hedge
Currency swap(*)	~~W~~	597,778	1,078,116	-	853,560	355,650	-	2,885,104
Interest rate swap		435,000	890,000	170,000	-	-	200,000	1,695,000
		1,032,778	1,968,116	170,000	853,560	355,650	200,000	4,580,104
Average hedging ratio		100%	100%	100%	100%	100%	100%-	100%
Average price condition-interest rate (%)		1.85%	1.68%	0.99%	-	-	2.52%	1.74%

(*) The average exchange rates of net investment hedge instruments are USD/KRW 1,159.22, SGD/KRW 859.87,

EUR/KRW 1,284.35.

		2020
		Within 1 year	Over 1 year ~ 2 years	Over 2 year ~ 3 years	Over 3 year ~ 4 years	Over 4 year ~ 5 years	Over 5 years	Total

Cash flow hedge
Currency swap(*)	~~W~~	769,540	509,250	994,228	-	783,360	-	3,056,378
Interest rate swap		280,000	435,000	890,000	170,000	-	-	1,775,000
		1,049,540	944,250	1,884,228	170,000	783,360	-	4,831,378
Average hedging ratio		100%	100%	100%	100%	100%	-	100%
Average price condition-interest rate (%)		2.01%	1.78%	1.68%	0.99%	-	-	1.74%

(*) The average exchange rates of net investment hedge instruments are USD/KRW 1,151.91, SGD/KRW 847.09,

EUR/KRW 1,284.35.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

12.Derivatives, Continued

(d)Hedge accounting, continued

iii) The effect that hedge accounting has had on the consolidated statements of financial position and consolidated statements of comprehensive income

(a) The effect that hedge instruments have had on the consolidated statements of financial position and consolidated statements of comprehensive income as of and for the years ended December 31, 2021 and 2020 are as follows:

	2021
	Nominal amount	Carrying amount of asset	Carrying amount of liabilities	Changes in fair value in the period
Cash flow hedge
Interest rate swap	1,695,000	5,073	11,056	23,027
Currency swap	2,885,104	83,128	5,187	204,350
	4,580,104	88,201	16,243	227,377

	2020
	Nominal amount	Carrying amount of asset	Carrying amount of liabilities	Changes in fair value in the period
Cash flow hedge
Interest rate swap	1,775,000	207	28,504	3,303
Currency swap	3,056,378	7,151	142,257	14,336
	4,831,378	7,358	170,761	17,639

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

12.Derivatives, Continued

(d)Hedge accounting, continued

iii) The effect that hedge accounting has had on the consolidated statements of financial position and consolidated statements of comprehensive income, continued

(b) The effect that hedged items have had on the consolidated statements of financial position and consolidated statements of comprehensive income as of and for the years ended December 31, 2021 and 2020 is as follows:

		2021
		Carrying amount of liabilities	Changes in fair value	Cash flow hedge reserve

Cash flow hedge
Interest rate swap
Borrowings and debentures in won	~~W~~	1,694,329	22,432	(3,492)
Borrowings and debentures in foreign currency		2,877,414	202,382	5,218
	~~W~~	4,571,743	224,814	1,726

		2020
		Carrying amount of liabilities	Changes in fair value	Cash flow hedge reserve

Cash flow hedge
Interest rate swap
Borrowings and debentures in won	~~W~~	1,674,362	2395	(20,515)
Borrowings and debentures in foreign currency		2,962,041	10,320	(497)
	~~W~~	4,636,403	12,715	(21,012)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

12.Derivatives, Continued

(d)Hedge accounting, continued

iv) Cash flow hedge activity

For cash flow hedges, the amount that was recognized in other comprehensive income and the amount that was reclassified from equity to profit or loss for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Recognized in other comprehensive income	~~W~~	241,233	(127,111)
Reclassified from equity to profit or loss		(209,869)	144,750
Deferred tax effect		(8,624)	(4,924)
Changes in accumulated other comprehensive income, net	~~W~~	22,740	12,715

(e) Hedge relationships affected by an interest rate index

The revised Standard requires exceptions to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate indicator reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate indicators are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that are based on the hedged item do not change due to the effect of the interest rate index reform.

The nominal amount of the hedging instrument related to the interest rate index exposed to the hedging relationship due to the Group's reform of the interest rate index as of December 31, 2021 is as follows:

		2021
		Notional amounts of hedging instruments	The carrying amount of hedged liabilities

KRW 3M CD (*1)	~~W~~	1,695,000	1,694,329
USD 1M LIBOR (*2)		241,842	241,192
EUR 1M LIBOR		221,050	220,992

(*1) The notional amounts of hedging instrument for CMS interest rate, which is determined based on CD rate, are included.

(*2) Exclude the nominal amount of the hedging instrument that matures before the publication of LIBOR ceases.

The USD LIBOR interest rate will be replaced by a Secured Overnight Financing Rate (SOFR) based on the actual transactions, and the EUR LIBOR interest rate will be replaced by an overnight unsecured rate, Euro Short-Term Rate (ESTER). From November 2021, the "Korea Overnight Financing Repo Rate (KOFR)" has been calculated and disclosed in line with global interest rate benchmark reform, and it is likely to be used as an alternative rate for CD rates. The Group has assumed that in this hedging relationship, the spread which has changed based on SOFR, ESTER and RFR would be similar to the spreads of interest rate swap and interest rate forward used as the hedging instrument. Besides this, the Group did not make assumptions on further changes of conditions.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

13.Credit card receivables at amortized cost and other

(a) Details of credit card receivables at amortized cost and other as of December 31, 2021 and 2020 are as follows:

		2021	2020

Credit card receivables:
Lump-sum purchases	~~W~~	6,966,688	6,080,943
Installment purchases		7,199,975	6,596,981
Cash advances		1,582,178	1,476,633
Revolving cash advances		90,274	94,409
Revolving purchases		2,272,233	1,923,978
Card loans		7,364,257	7,064,581
Restructured loans		289,165	307,149
Purchasing card		363	366
Less: Allowance for doubtful accounts		(886,064)	(877,822)
Present value discount account		(22,616)	(20,819)
Deferred loan origination fees		(30,221)	(29,845)
		24,826,232	22,616,554
Loans:
General loans		2,769,061	2,268,564
Bonds purchased under repurchase agreements		310,000	150,000
Factoring receivables		109,137	121,844
Commercial paper		497,027	826,241
Others		425	461
Less: Allowance for doubtful accounts		(93,125)	(60,490)
Add : Present value premium		1,566	6,154
Add: Deferred loan origination costs		25,402	18,711
		3,619,493	3,331,485
Installment financing assets:
Installment for cars		3,963,331	3,576,582
Installment for others		15,229	14,916
Less: Allowance for doubtful accounts		(41,777)	(37,767)
Less: Present value discount account		(282)	(317)
Add: Deferred loan origination costs		44,829	44,020
		3,981,330	3,597,434
Lease assets:
Financing lease receivables		1,356,137	1,420,520
Cancelled financing lease receivables		73	173
Less: Allowance for doubtful accounts		(27,956)	(31,181)
Add : Present value premium		1,049	1,917
Less: Deferred loan origination fees		(1,181)	(1,162)
		1,328,122	1,390,267
	~~W~~	33,755,177	30,935,740

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

13. Credit card receivables at amortized cost and other, Continued

(b) Changes in the gross carrying amount of credit card receivables at amortized cost and other for the years ended December 31,

2021 and 2020 are as follows:

		2021
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	27,106,059	4,320,246	516,694	31,942,999
Reclassified to 12 month expected credit losses		496,665	(496,028)	(637)	-
Reclassified to lifetime expected credit losses		(856,418)	857,518	(1,100)	-
Reclassified to credit-impaired financial assets		(130,460)	(175,834)	306,294	-
Execution		3,098,632	71,953	319,913	3,490,498
Write-offs		-	-	(629,398)	(629,398)
Ending balance		29,714,478	4,577,855	511,766	34,804,099
Allowance for doubtful accounts		(270,548)	(432,720)	(345,654)	(1,048,922)
Net carrying amount	~~W~~	29,443,930	4,145,135	166,112	33,755,177

		2020
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	25,334,608	4,471,484	489,479	30,295,571
Reclassified to 12 month expected credit losses		456,309	(455,398)	(911)	-
Reclassified to lifetime expected credit losses		(725,839)	728,170	(2,331)	-
Reclassified to credit-impaired financial assets		(138,715)	(213,548)	352,263	-
Execution (Collection) (*)		2,179,696	(210,462)	306,071	2,275,305
Write-offs		-	-	(627,877)	(627,877)
Ending balance		27,106,059	4,320,246	516,694	31,942,999
Allowance for doubtful accounts		(258,989)	(397,842)	(350,428)	(1,007,259)
Net carrying amount	~~W~~	26,847,070	3,922,404	166,266	30,935,740

(*) During the year ended December 31, 2020, the Group purchased the financing lease assets, etc. classified as ‘normal’ from Hyundai Capital Services Inc, Pepper Savings Bank and Shinhan Capital Co., Ltd.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

13. Credit card receivables at amortized cost and other, Continued

(c) Changes in allowance for credit card receivables at amortized cost and other for the years ended December 31, 2021 and 2020 are as follows:

		2021
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	258,989	397,841	350,429	1,007,259
Reclassified to 12 month expected credit losses		30,541	(30,240)	(301)	-
Reclassified to lifetime expected credit losses		(16,731)	17,338	(607)	-
Reclassified to credit-impaired financial assets		(1,013)	(2,179)	3,192	-
Provision (reversal)(*)		(1,238)	49,960	614,362	663,084
Write-offs		-	-	(629,398)	(629,398)
Unwinding effect		-	-	7,977	7,977
Ending balance	~~W~~	270,548	432,720	345,654	1,048,922

(*) Provision has been increased in response to the economic recession caused from COVID-19 pandemic. The Group  recognized additional provision amounting to W2,616 million by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2021. An additional W17,449 million won was accumulated by readjusting the provision reserve rate for the portfolio of COVID 19 credit recovery support measures.

		2020
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	221,879	394,930	343,481	960,290
Reclassified to 12 month expected credit losses		25,751	(25,012)	(739)	-
Reclassified to lifetime expected credit losses		(12,663)	13,916	(1,253)	-
Reclassified to credit-impaired financial assets		(999)	(2,968)	3,967	-
Provision (*)		25,021	16,975	640,639	682,635
Write-offs		-	-	(627,877)	(627,877)
Unwinding effect		-	-	(7,789)	(7,789)
Ending balance	~~W~~	258,989	397,841	350,429	1,007,259

(*) Provision has been increased in response to the economic recession caused from COVID-19 pandemic. The Group recognized additional provision amounting to ~~W~~43,156 million (~~W~~41,990 million for household and ~~W~~1,166 million for corporate) by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2020.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

13. Credit card receivables at amortized cost and other, Continued

(d) Financing lease assets

Total investments in financing leases and the present value of minimum lease payments for each of the following periods as of December 31, 2021 and 2020 are as follows:

		2021
		Total investment	Unrealized interest income	Present value of minimum lease payment

Less than one year	~~W~~	530,952	56,679	474,273
One year to two years		396,899	35,094	361,805
Two year to three years		260,743	16,960	243,783
Three year to four years		171,527	6,345	165,182
Four year to five year		113,636	4,417	109,219
Over five years		3,029	32	2,997
	~~W~~	1,476,786	119,527	1,357,259

		2020
		Total investment	Unrealized interest income	Present value of minimum lease payment

Less than one year	~~W~~	539,305	59,928	479,377
One year to two years		428,532	35,612	392,920
Two year to three years		323,883	16,867	307,016
Three year to four years		170,897	4,293	166,604
Four year to five year		73,127	165	72,962
Over five years		1,694	53	1,641
	~~W~~	1,537,438	116,918	1,420,520

(e)Changes in deferred loan origination costs (fees)

Changes in deferred loan origination costs (fees) for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Beginning balance	~~W~~	31,724	30,519
Increase		15,590	(665)
Decrease		(8,485)	1,870
Ending balance	~~W~~	38,829	31,724

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

14.Lease Assets

(a)Details of lease assets as of December 31, 2021 and 2020 are as follows:

		2021				2020
		Operating lease assets	Cancelled financing lease assets	Prepaid lease assets	Total	Operating lease assets	Cancelled financing lease assets	Prepaid lease assets	Total
Acquisition cost	~~W~~	1,796,571	1,663	2,327	1,800,561	1,269,076	1,760	915	1,271,751
Accumulated depreciation		(402,721)	(67)	-	(402,788)	(255,467)	(47)	-	(255,514)
Carrying amount	~~W~~	1,393,850	1,596	2,327	1,397,773	1,013,609	1,713	915	1,016,237

(b) Future minimum lease payments as lessor under lease assets as of December 31, 2021 and 2020 are as follows:

		2021	2020

Less than one year	~~W~~	353,971	259,733
One year to two years		304,256	219,017
Two year to three years		236,946	168,774
Three year to four years		132,327	112,234
Four year to five year		40,926	41,187
Over five years		311	415
	~~W~~	1,068,737	801,360

(c) Changes in operating lease assets for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020
Beginning balance	~~W~~	1,013,609	547,172
Acquisition		691,246	675,518
Disposal		(54,410)	(47,637)
Depreciation		(256,595)	(161,444)
Ending balance	~~W~~	1,393,850	1,013,609

15.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

Right-of-Use Assets and Lease Liabilities

(a) Changes in right-of-use assets included in property and equipment for the years ended December 31, 2021 and

2020 are as follows:

		2021	2020
		Buildings

Beginning	~~W~~	21,414	530,136
Acquisition		19,829	19,513
Disposal		(2,198)	(1,778)
Depreciation		(12,286)	(13,028)
Substitution(*)		-	(513,437)
Foreign exchange		214	8
Ending balance	~~W~~	26,973	21,414

(*) During the year ended December 31, 2020, the Group exercised the purchase option and replaced the right-of-use assets with land and buildings classified as property, and equipment and investment property.

(b) Changes in lease liabilities included in other liabilities for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020
		Buildings

Beginning balance	~~W~~	20,370	531,698
Acquisition		17,559	18,056
Payments(*)		(11,083)	(535,166)
Termination		(2,085)	(182)
Interest expense		921	5,964
Foreign exchange		119	-
Ending balance	~~W~~	25,801	20,370

(*) It includes ~~W~~520,973 million paid through the exercise of the purchase option for the year ended December 31, 2020

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

15.Right-of-Use Assets and Lease Liabilities, Continued

(c)Details of maturity of lease liabilities for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Buildings(*)	~~W~~	1,021	1,795	2,517	4,331	13,703	4,094	27,461

(*) The amounts are undiscounted.

		2020
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Buildings(*)	~~W~~	641	1,149	1,569	2,523	10,339	5,707	21,928

(*) The amounts are undiscounted.

(d ) The amount of payments for leases of low-value assets are ~~W~~ 1,163million and ~~W~~ 527 million for years ended

December 31, 2021 and 2020, respectively. There are no payments on short-term leases for the years ended December

31, 2021 and 2020.

(e) The amount of total cash outflow from leases recognized on the consolidated statements of cash flows are ~~W~~ 12,246 million and ~~W~~ 531,717million for the years ended December 31, 2021 and 2020, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

16.Financial Assets at FVOCI

(a) Details of financial assets at FVOCI as of December 31, 2021 and 2020 are as follows:

		2021	2020

Financial assets at FVOCI	~~W~~	197,019	32,143

(b) The fair value of Financial assets at FVOCI investing in equity instruments as of December 31, 2021 and 2020 are as follows:

		2021	2020

Equity securities (*)	~~W~~	35,525	32,143
Debt securities		161,494	-
	~~W~~	197,019	32,143

(*) The equity securities were exercised at the FVOCI option for the purpose of holding long term for the Group’s strategic purposes.

(c) Details of dividend income of financial assets at FVOCI for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020
Dividend income recognized in assets held at the end of the reporting period
Equity securities	~~W~~	400	919

(d) Changes of financial assets at FVOCI for the years ended December 31, 2021 and 2020 are as follows:

		2021		2020
		Debt securities	Equity securities	Equity securities

Beginning balance	~~W~~	-	32,143	35,938
Acquisition		162,423	200	500
Disposal(*)		-	(4,368)	-
Changes in fair value(other comprehensive income)		(1,190)	7,550	(4,295)
Changes in fair value(profit or loss)		261	-	-
Ending balance	~~W~~	161,494	35,525	32,143

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

16.Financial Assets at FVOCI, Continued

(e) Changes in carrying amount of debt securities at fair value through other comprehensive income for the years ended December 31, 2021 are as follows:

		2021
		Debt securities at fair value through other comprehensive income
		12-month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	-	-	-
Acquisition		162,423	-	162,423
Others(*)		(929)	-	(929)
Ending balance	~~W~~	161,494	-	161,494

(*) Included the effects from amortization and fair value adjustments

(f) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income for the years ended December 31, 2021 as follows:

		2021
		Debt securities at fair value through other comprehensive income
		12 months expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	-	-	-
Provision (reversal)		24	-	24
Ending balance	~~W~~	24	-	24

(g) There are no gains or losses on sales of financial assets at FVOCI for the years ended December 31, 2021 and 2020.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

17.Property and Equipment

(a) Details of property and equipment as of December 31, 2021 and 2020 are as follows:

		2021
		Land	Buildings	Others	Right-of-use assets	Total

Acquisition cost	~~W~~	445,734	89,999	376,548	52,733	965,014
Accumulated depreciation		-	(5,670)	(286,711)	(25,760)	(318,141)
Ending balance	~~W~~	445,734	84,329	89,837	26,973	646,873

		2020
		Land	Buildings	Others	Right-of-use assets	Total

Acquisition cost	~~W~~	445,816	84,868	409,587	39,408	979,679
Accumulated depreciation		-	(3,339)	(334,563)	(17,994)	(355,896)
Ending balance	~~W~~	445,816	81,529	75,024	21,414	623,783

(b) Changes in property and equipment for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Land	Buildings	Others	Right-of-use assets	Total

Beginning balance	~~W~~	445,816	81,529	75,024	21,414	623,783
Acquisition		-	1,216	46,881	19,829	67,926
Disposal		(82)	(104)	(455)	(2,198)	(2,839)
Reclassification		-	4,033	3,676	-	7,709
Depreciation		-	(2,345)	(36,682)	(12,286)	(51,313)
Others		-	-	1,393	214	1,607
Ending balance	~~W~~	445,734	84,329	89,837	26,973	646,873

		2020
		Land	Buildings	Others	Right-of-use assets	Total

Beginning balance	~~W~~	31,350	4,787	71,678	530,136	637,951
Acquisition		19,422	10,193	27,046	19,513	76,174
Disposal		(302)	(164)	(609)	(1,778)	(2,853)
Reclassification		395,346	67,635	4,883	(513,437)	(45,573)
Depreciation		-	(922)	(27,537)	(13,028)	(41,487)
Others		-	-	(437)	8	(429)
Ending balance	~~W~~	445,816	81,529	75,024	21,414	623,783

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

17.Property and Equipment, Continued

(c) Insured assets

Details of insured assets as of December 31, 2021 are as follows:

Type of insurance	Assets covered	Insurance company		Amount covered
Property all risks policy	Buildings, etc.	DB Life Insurance Co., Ltd	~~W~~	132,213
Property all risks policy	Buildings, etc.	Samsung Fire & Marine Insurance, Ltd.		59,076

In addition, the Group maintains transportation theft insurance, custody theft insurance for cash and securities and liability insurance, full insurance for vehicles.

18.Intangible Assets

(a)	Details of Intangible assets as of December 31, 2021 and 2020 are as follows:

		2021
		Club memberships	Development cost	Goodwill	Others	Total

Acquisition cost	~~W~~	17,098	110,908	107,152	39,483	274,641
Accumulated amortization		-	(50,863)	-	(32,333)	(83,196)
Impairment losses		(834)	(336)	-	-	(1,170)
Ending balance	~~W~~	16,264	59,709	107,152	7,150	190,275

		2020
		Club memberships	Development cost	Goodwill	Others	Total

Acquisition cost	~~W~~	16,561	68,584	107,152	38,488	230,785
Accumulated amortization		-	(38,804)	-	(28,212)	(67,016)
Impairment losses		(834)	(336)	-	-	(1,170)
Ending balance	~~W~~	15,727	29,444	107,152	10,276	162,599

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

18.Intangible Assets, Continued

(b) Changes in intangible assets for the years ended December 31, 2021 and 2020 are as follows, and amortization is included in general administrative expenses.

			2021
		Club memberships	Development cost	Goodwill	Others	Total

Beginning balance	~~W~~	15,727	29,444	107,152	10,276	162,599
Acquisition		537	46,037	-	1,365	47,939
Disposal		-	-	-	-	-
Reclassification			(3,676)	-	-	(3,676)
Amortization			(12,058)	-	(4,120)	(16,178)
Others			(38)	-	(371)	(409)
Ending balance	~~W~~	16,264	59,709	107,152	10,276	190,275

			2020
		Club memberships	Development cost	Goodwill	Others	Total

Beginning balance	~~W~~	15,424	27,468	107,152	12,287	162,331
Acquisition		1,687	20,218	-	1,985	23,890
Disposal		(1,384)		-	-	(1,384)
Reclassification		-	(7,550)	-	2,666	(4,884)
Amortization		-	(10,667)	-	(6,341)	(17,008)
Others		-	(25)	-	(321)	(347)
Ending balance	~~W~~	15,727	29,444	107,152	10,276	162,599

(c) Goodwill

(i) The details of goodwill distributed to each cash-generating unit as of December 31, 2021 and 2020 are as follows:

	2021	2020

Shinhan Vietnam Finance Co., Ltd.	107,152	107,152

(ii) The recoverable amount of all cash-generating units required for impairment testing was based on value in use.

When assessing recoverable amount based on value in use, DCF was applied among traditional approaches, taking into account the characteristics of financial institutions.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

18.Intangible Assets, Continued

(c) Goodwill, continued

The evaluation base date for evaluating recoverable amount is June 30, 2021. When evaluating the value of use, the forecast period was 5.5 years (June 2021 to December 2026) considering the synergy effect after the acquisition, and the value after the forecast period was reflected using permanent value

The expected future cash flows of the cash-generating unit considered the growth rate of the Consumer Price Index (CPI), market size and share of the consolidated entity, and the main financial assumptions applied during the forecast period is as follows:

		The growth of net interest income	The growth of net fee income	The growth of General Administrative Expenses	The growth of net income

Shinhan Vietnam Finance Co., Ltd.	~~W~~	10.05	-10.58	13.96	8.70

The discount rate was applied by calculating the shareholder's required return and equity cost, and the equity cost was calculated using the Group's systematic risk in the market risk premium paid in return for the risk along with the risk-free interest rate. The permanent growth rate was estimated based on the inflation rate and did not exceed the expected long-term average growth rate of the relevant industry report.

		The discount rates	The permanent growth rate

Shinhan Vietnam Finance Co., Ltd.	~~W~~	11.81	2.00

The recoverable amount and the carrying amount of the cash-generating unit holding goodwill as of the valuation basis date is as follows:

		Shinhan Vietnam Finance Co., Ltd.

Recoverable amount	~~W~~	270,754
Carrying amount		222,671
		48,083

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

19. Investments in Associates

(a) Details of investments in associates as of December 31, 2021 and 2020 are as follows:

Name of associates(*)	Location	Closing month	Ownership
			December 31, 2021	December 31, 2020
Wave Technology	Korea	December	49%	-
One Shinhan Connect Fund 1	Korea	December	30%	-

(*) It is newly acquired or newly incorporated , and classified as investments in associates for the year ended December 31, 2021.

(b) Changes in investments in associates for the year ended December 31, 2021 is as follows:

		2021
Name of associates		Acquisition cost	Beginning balance	Acquisition	Share of profit (loss) of associates	Reclassification(*)	Ending balance
Wave Technology	~~W~~	500	-	370	(49)	130	451
One Shinhan Connect Fund 1		72,000	-	72,000	(1,060)	-	70,940
		72,500	-	72,370	(1,109)	130	71,391

(*) The Group reclassified securities at fair value through profit or loss to investments in associates for the year ended December 31, 2021.

(c) Condensed financial statements of associates for the year ended December 31, 2021 are as follows:

		2021
Name of associates		Total assets	Total liabilities	Total equity	Profit (loss) for the year	Total comprehensive income (loss)
Wave Technology	~~W~~	402	4	398	(142)	(142)
One Shinhan Connect Fund 1		236,479	11	236,468	(3,532)	(3,532)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2021 are as follows:

	2021
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying amount
Wave Technology(*)	~~W~~	398	49%	195	-	255	450
One Shinhan Connect Fund 1		236,468	30%	70,940	-	-	70,940

(*) Other represents the adjustments of fair value when acquired.

(e) The Group has stopped recognizing its equity method income or loss due to the carrying amount of ‘0’ resulting from the investees’ cumulative loss.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

20. Investment Properties

(a) Investment properties as of December 31, 2021 and 2020 are as follows:

		2021	2020
		Building
Acquisition cost	~~W~~	48,857	52,926
Accumulated depreciation		(1,656)	(449)
Ending balance	~~W~~	47,201	52,477

(*) For the year ended December 31, 2020, the exercise of the lease liability purchase option for the headquarters building has replaced the right-of-use asset with investment property (See Note 15).

(b) Changes in investment properties for the years ended December 31, 2021 and 2020 is as follows:

		2021	2020
		Building
Beginning balance	~~W~~	52,477	-
Acquisition		-	2,471
Reclassification		(4,033)	50,455
Amortization		(1,243)	(449)
Ending balance	~~W~~	47,201	52,477

(c) Rental revenue from operating leases arising from investment property during the years ended December 31, 2021 and 2020 is ~~W~~ 12,304 and ~~W~~ 3,666 million, and management expenses directly related to investment property (including maintenance costs) are included in operating expenses.

(d) As of December 31, 2021 and 2020, the fair value of the investment property was ~~W~~ 59,983and ~~W~~ 56,933 million, and the fair value assessment was performed by an independent appraiser.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

21.Other Assets

(a) Details of other assets as of December 31, 2021 and 2020 are as follows:

		2021	2020

Security deposits paid	~~W~~	76,148	71,315
Present value discount account		(1,313)	(1,029)
Accounts receivable		516,098	304,103
Allowance for doubtful accounts		(6,480)	(5,425)
Accrued income		190,642	181,511
Allowance for doubtful accounts		(9,748)	(10,920)
Advance payments		124,190	109,844
Prepaid expenses		244,770	78,735
Others(*)		14,136	16,016
	~~W~~	1,148,443	744,150

(*) Includes insurance assets of ~~W~~3,649 million and ~~W~~4,757 million as of December 31, 2021 and 2020, which are classified in accordance with Korean IFRS No. 1104.

(b) Changes in allowance for other assets for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Beginning balance	~~W~~	16,345	16,385
Provision for credit loss allowance		23,848	26,117
Write-offs		(23,965)	(26,157)
Ending balance	~~W~~	16,228	16,345

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

22.Borrowings

Details of borrowings as of December 31, 2021 and 2020 are as follows:

	2021			2020
	Interest rate (%)		Amount	Interest rate (%)		Amount
Borrowings denominated in Korean won:
Others	0.92~3.43	~~W~~	5,865,000	0.93~2.90		3,410,000
Borrowings denominated in foreign currencies:
Others	0.00~12.29		797,856	0.00~12.45		674,495
		~~W~~	6,662,856		~~W~~	4,084,495

23.Debentures

Details of debentures as of December 31, 2021 and 2020 are as follows:

	2021			2020
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.96~3.02	~~W~~	18,455,000	0.95~3.02	~~W~~	17,545,000
Discount on debt securities issued	-		(8,560)	-		(8,994)
			18,446,440			17,536,006
Debt securities issued in foreign currencies:
Debt securities issued	1.11~7.59		2,403,397	1.34~7.59		2,687,118
Discount on debt securities issued	-		(7,969)	-		(7,667)
			2,395,428			2,679,451
		~~W~~	20,841,868		~~W~~	20,215,457

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

24.Employee Benefits

The Group operates defined benefit pension plans. The level of benefits provided depends on employees’ length of service and their salary in the final years leading up to retirement. The pension is fully funded and operated by an external trust company.

(a)	Defined benefit plan assets and liabilities as of December 31, 2021 and 2020 are as follows:

		2021	2020

Present value of defined benefit obligations	~~W~~	322,692	314,324
Fair value of plan assets(*)		(286,783)	(273,434)
Net defined benefit obligations	~~W~~	35,909	40,890

(*) The fair value of plan assets as of December 31, 2021 and 2020 includes the existing Contribution to National Pension Plan of ~~W~~402 million and ~~W~~451 million.

(b)	Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Defined benefit obligations	Plan assets	Net defined benefit obligations

Beginning balance	~~W~~	314,324	(273,434)	40,890
Recognized in profit or loss as incurred:
Current service cost		20,835	-	20,835
Interest expense (income)		8,268	(7,181)	1,087
		29,103	(7,181)	21,922
Recognized in other comprehensive income:
Remeasurement loss
- Actuarial losses
Demographic assumptions		-	-	-
Financial assumptions		(7,426)	-	(7,426)
Experience adjustments		3,549	-	3,549
- Return on plan assets		-	3,313	3,313
		(3,877)	3,313	(564)
Others:
Contributions paid into the plan		-	(25,000)	(25,000)
Benefits paid by the plan		(16,341)	15,519	(822)
Others(*)		(565)	-	(565)
Exchange rate differences		48	-	48
		(16,858)	(9,481)	(26,339)
Ending balance	~~W~~	322,692	(286,783)	35,909

(*) Transfer from/to related parties

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

24.Employee Benefits, Continued

(b)	Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2021 and 2020 are as follows, continued:

		2020
		Defined benefit obligations	Plan assets	Net defined benefit obligations

Beginning balance	~~W~~	289,754	(255,992)	33,762
Recognized in profit or loss as incurred:
Current service cost		19,811	-	19,811
Interest expense (income)		7,609	(6,805)	804
Income (loss)on settlement		(306)	-	(306)
		27,114	(6,805)	20,309
Recognized in other comprehensive income:
Remeasurement loss
- Actuarial losses
Demographic assumptions		-	-	-
Financial assumptions		3,766	-	3,766
Experience adjustments		4,152	-	4,152
- Return on plan assets		-	1,862	1,862
		7,918	1,862	9,780
Others:
Contributions paid into the plan		-	(23,000)	(23,000)
Benefits paid by the plan		(6,563)	6,448	(115)
Income (loss)on settlement(*1)		(4,053)	4,053	-
Others (*2)		216	-	216
Exchange rate differences		(62)		(62)
		(10,462)	(12,499)	(22,961)
Ending balance	~~W~~	314,324	(273,434)	40,890

(*) Transfer from/to related parties

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

24.Employee Benefits, Continued

(c)	Details of the amounts included in the fair value of plan assets for each category of financial instruments as of

December 31, 2021 and 2020 are as follows:

		2021		2020
		Amounts	Ratio	Amounts	Ratio

Time deposit	~~W~~	286,381	99.86%	199,328	72.9%
Securities		-	0.00%	73,655	26.9%
Others		402	0.14%	451	0.2%
Fair value of plan assets	~~W~~	286,783	100.00%	273,434	100.0%

(d)	Actuarial assumptions as of December 31, 2021 and 2020 are as follows:

	2021	2020

Discount rate (AA0)	3.19%	2.68%
Future salary increasing rate	2.10%+ step-up rate	1.90% + step-up rate
Weighted average maturity	7.56 years~	8.2 years

(e) Sensitivity analysis

As of December 31, 2021, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

		December 31, 2021
		Defined benefit obligation
		Increase	Decrease
Discount rate (1%p movement)	~~W~~	(22,911)	24,382
Future salary increase rate (1%p movement)		24,404	(23,345)

Sensitivity analyses do not consider the variance of all cash flows expected to occur in the plan but provide approximation of the sensitivity to the assumptions.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

24.Employee Benefits, Continued

(f) Effects of defined benefit plans on future cash flows

The Group reviews the level of accumulation of funds every year, and has a policy to compensate for any loss in funds. The estimated contribution for the year ending December 31, 2022 (the next annual reporting period) is W 20,300 million. The weighted average maturity of the defined benefit obligation as of December 31, 2021 and 2020 is 7.56 years and 8.2 years. The maturity analysis of non-discounted benefits paid by the plan as of December 31, 2021 and 2020 is as follows:

		2021
		Less than 1 year	1~2 years	2~5 years	5 ~ 10 year	over 10years	Total

Benefits paid by the plan	~~W~~	12,800	19,120	72,549	132,596	179,319	416,384

		2020
		Less than 1 year	1~2 years	2~5 years	5 ~ 10 year	over 10years	Total

Benefits paid by the plan	~~W~~	9,809	13,837	62,488	117,991	191,337	395,462

(g) The amounts recognized as expenses for defined contribution plans are ~~W~~3,042 million and ~~W~~2,857 million for the years ended December 31, 2021 and 2020, respectively.

25.Provisions

(a) Changes of provisions for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Allowance for litigation	Allowance for unused credit commitments	Asset retirement	Others	Total

Beginning balance	~~W~~	33	195,849	4,785	26,212	226,879
Provision (reversal)		283	9,068	219	(6,383)	3,187
Payment		(52)	-	-	(8,660)	(8,712)
Others(*)		-	-	16	-	16
Ending balance	~~W~~	264	204,917	5,020	11,169	221,370

(*) This is the amount of increase in the current quarter over the period of the provision evaluated as present value.

		2020
		Allowance for litigation	Allowance for unused credit commitments	Asset retirement	Others	Total
fv
Beginning balance	~~W~~	-	174,584	5,603	25,927	206,114
Provision (reversal)		64	21,266	(850)	700	21,180
Payment		(31)	-	-	(1,494)	(1,525)
Others(*)		-	-	32	1,079	1,111
Ending balance	~~W~~	33	195,850	4,785	26,212	226,880

(*) This is the amount of increase in the current quarter over the period of the provision evaluated as present value.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

25.Provisions, Continued

(b) Details of allowance for unused credit commitments as of December 31, 2021 and 2020 are as follows:

		2021	2020

Unused credit commitments	~~W~~	87,060,206	83,075,972
Allowance		204,917	195,850
Ratio		0.24%	0.24%

(c)	Changes in unused credit commitments for the years ended December 31, 2021 and 2020 are as follows:

		2021
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total

Beginning balance	~~W~~	77,276	117,312	1,261	195,849
12 month expected credit losses substitution		58,636	(58,552)	(84)	-
Lifetime expected credit losses substitution		(8,389)	8,409	(20)	-
Credit-impaired financial assets substitution		(213)	(849)	1,062	-
Provision (reversal)(*)		(47,718)	57,390	(604)	9,068
Ending balance	~~W~~	79,592	123,710	1,615	204,917

(*) Provision has been increased in response to economic recession caused from COVID-19 pandemic. The Group recognized additional provision amounting to ~~W~~669 million by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2021. An additional ~~W~~4,878 million was accumulated by readjusting the provision reserve rate for the portfolio applying the COVID-19 credit recovery.

		2020
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total

Beginning balance	~~W~~	64,466	98,289	11,829	174,584
12 month expected credit losses substitution		58,612	(50,094)	(8,518)	-
Lifetime expected credit losses substitution		(6,778)	8,254	(1,476)	-
Credit-impaired financial assets substitution		(186)	(762)	948	-
Provision (reversal)(*)		(38,838)	61,625	(1,522)	21,265
Ending balance	~~W~~	77,276	117,312	1,261	195,849

(*) Provision has been increased in response to economic recession caused from COVID-19 pandemic. The Group recognized additional provision amounting to ~~W~~9,268 million by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2020.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

26.Other Liabilities

(a) Details of other liabilities as of December 31, 2021 and 2020 are as follows:

		2021	2020

Accounts payable	~~W~~	1,950,790	1,998,714
Accrued expenses		294,921	228,517
Advances from customers		132,675	135,195
Unearned revenue		133,540	117,531
Withholdings(*)		422,463	475,982
Security deposits received		479,166	387,667
Present value discount account		(22,542)	(16,490)
Advances of gift card and others		35,697	41,067
Lease liabilities		27,461	21,928
Present value discount account		(1,660)	(1,559)
Others (*)		324,985	307,331
	~~W~~	3,777,496	3,695,883

(*) Includes point liabilities of ~~W~~315,286 million and ~~W~~303,105 million as of December 31, 2021 and 2020 respectively, which are classified in accordance with Korean IFRS No. 1115 and includes insurance liabilities of ~~W~~ 3,649 million and ~~W~~4,757 million as of December 31, 2021 and 2020, which is classified in accordance with Korean IFRS No. 1104.

(b) Details of insurance liabilities and reinsurance assets as of December 31, 2021 and 2020 is as follows:

		2021
		Insurance Liabilities			Reinsurance Assets
		Reserve for payment	Retained Earnings for Undrawn Insurance	Total	Reserve for payment	Retained Earnings for Undrawn Insurance	Total
Debt Cancellation & Debt Suspension	~~W~~	2,631	1,018	3,649	2,631	1,018	3,649

		2020
		Insurance Liabilities			Reinsurance Assets
		Reserve for payment	Retained Earnings for Undrawn Insurance	Total	Reserve for payment	Retained Earnings for Undrawn Insurance	Total
Debt Cancellation & Debt Suspension	~~W~~	3,611	1,146	4,757	3,611	1,146	4,757

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

26.Other Liabilities, Continued

(c) The income and expenses related to insurance contracts for the years ended December 31, 2021 and 2020 is as follows:

2021
Income				Expense
Premium Revenues	Reinsurance Revenues	Contribution to reinsuarance asset	Total	Insurance premium	Insurance cost	Contribution to insuarance liability ~	Total
29,301	3,415	(1,108)	31,608	5,717	3,423	(1,108)	8,032

2020
Income				Expense
Premium Revenues	Reinsurance Revenues	Contribution to reinsuarance asset	Total	Insurance premium	Insurance cost	Contribution to insuarance liability ~	Total
32,000	4,561	-	36,561	6,296	4,568	-	10,864

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

27.Equity

(a)	Details of equity as of December 31, 2021 and 2020 are as follows:

		2021	2020

Common stock	~~W~~	626,847	626,847
Capital surplus
Gains on capital reduction		852,646	852,646
Gains on sale of treasury stock		2	2
Other additional capital		7,944	7,944
		860,592	860,592
Capital adjustments
Stock options		1,871	2,219
Accumulated other comprehensive income
Unrealized gain on valuation of financial assets at FVOCI		18,045	16,205
Effective portion of valuation loss on cash flow hedges		1,728	(21,012)
Remeasurements of the net defined benefit obligations		(58,270)	(58,679)
Foreign currency translation adjustments for foreign operations		(3,693)	(9,828)
		(42,190)	(73,314)
Retained earnings
Legal reserve		313,424	313,424
Reserve for credit losses (refer to Note 28)		816,703	768,834
Voluntary reserve		11,216	11,216
Retained earnings (*)		4,150,047	3,914,435
		5,291,390	5,007,909

Non-controlling interests		(3,507)	(4,705)
	~~W~~	6,735,003	6,419,548

(*) The Group plans to transfer ~~W~~ 30,333 million of retained earnings as reserve for credit losses for the year ended December 31, 2021 and ~~W~~ 47,869 million of retained earnings for the year ended December 31, 2020 was transferred into the reserve for credit losses.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

27.Equity, Continued

(b)Capital stock and capital surplus

As of December 31, 2021 and 2020, par value of common stock is ~~W~~5,000 and the Group authorized 2,000,000,000 shares and issued outstanding shares amounted to 125,369,403 shares.

(c)Changes in accumulated other comprehensive income for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Items that are or may be reclassified to profit or loss			Items that will not be reclassified to profit or loss
		Gain (loss) on valuation of financial asset measured at fair value through other comprehensive income	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Remeasure -ments of the defined benefit plans	Gain (loss) on securities at fair value through other comprehensive income	Total
Beginning balance	~~W~~	-	(9,828)	(21,012)	(58,679)	16,205	(73,314)
Change due to fair value		(1,190)	-	-	-	7,550	6,360
Reclassification:
Effect of hedge accounting		-	-	(209,869)	-	-	(209,869)
Hedging		-	-	241,233	-	-	241,233
Effects from changes in foreign exchange rate		-	8,573	-	-	-	8,573
Remeasurements of the defined benefit plans		-	-	-	564	-	564
Amounts transferred to retained earnings		-	-	-	-	(2,771)	(2,771)
Effect of tax		327	(2,540)	(8,624)	(155)	(2,076)	(13,068)
Non-controlling interests		-	102	-	-	-	102
Ending balance	~~W~~	(863)	(3,693)	1,728	(58,270)	18,908	(42,190)

27.Equity, Continued

(c)	Changes in accumulated other comprehensive income for the years ended December 31, 2021 and 2020 are as follows:

2020
Items that are or may be reclassified to profit or loss			Items that will not be reclassified to profit or loss
Gain (loss) on valuation of financial asset measured at fair value through other comprehensive income	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Remeasure -ments of the defined benefit plans	Gain (loss) on securities at fair value through other comprehensive income	Total

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

Beginning balance	~~W~~	-	(1,537)	(33,727)	(51,589)	19,318	(67,535)
Change due to fair value		-	-	-	-	(4,295)	(4,295)
Reclassification:
Effect of hedge accounting		-		144,750	-	-	144,750
Hedging		-		(127,111)	-	-	(127,111)
Effects from changes in foreign exchange rate		-	(11,768)	-	-	-	(11,768)
Remeasurements of the defined benefit plans		-	-	-	(9,780)	-	(9,780)
Effect of tax		-	2,151	(4,924)	2,690	1,182	1,099
Non-controlling interests		-	1,326	-	-	-	1,326
Ending balance	~~W~~	-	(9,828)	(21,012)	(58,679)	16,205	(73,314)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

27.Equity, Continued

(d)	Earned surplus reserves

The Korean Commercial Act requires the Group to accumulate, as it earned surplus reserve, at least 10% of cash dividend in each period for the settlement of accounts until its reserve reaches half of the Group’s capital.  No reserve shall be disposed of, except in recovery from deficit in capital or capitalizing its reserve as approved in the shareholder’s meeting.

(e)	Voluntary reserve

The Group elected to measure an item of land and buildings at the date of transition to Korean IFRSs at its fair value and use that fair value as its deemed cost at that date.  Revaluation surplus as a result of revaluation was classified as dividend restriction by the Board of Directors.  Also, in accordance with amended Credit Information Use and Protection Act, the Group is liable to compensate the owners of credit information for inflicted damage and reserved voluntary reserve for fulfillment by the Act.

Details of discretionary reserve as of December 31, 2021 and 2020 are as follows:

		2021	2020

Revaluation surplus of property and equipment	~~W~~	10,216	10,216
Claim reserves for on-line transactions		1,000	1,000
	~~W~~	11,216	11,216

(f) Statements of appropriation of retained earnings for the years ended December 31, 2021 and 2020 based on separate financial statements of the Group are as follows:

(In millions of won, except dividends per share)		2021	2020
Unappropriated retained earnings
Balance at beginning of year	~~W~~	3,441,370	3,305,235
Effect of changes in accounting policies		2,771	-
Profit for the year		658,120	578,291
		4,102,261	3,883,526
Reversal of Reserve for credit losses			-
Balance at end of year before appropriation		4,102,261	3,883,526

Appropriation of retained earnings
Transfer to reserve for credit losses reserve for bad loan		30,333	47,869
Reserves for electronic finance and credit information liability		1,000	-
Cash dividends		337,620	394,287
Dividends per share (dividend as a percentage of par value): ~~W~~2,693 (53.86%) for 2021 dafsadf ~~W~~2,638 (52.76%) for 2019
W3,145 (62.90%) for 2020		368,953	442,156
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	3,733,308	3,441,370

(*) These statements of appropriation of retained earnings were based on the separate financial statements of Shinhan card.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

28.Reserve for Credit Losses

In accordance with Regulations on Supervision of Specialized Credit Finance Business, the Group reserves the difference between expected credit loss allowances recognized under Korean IFRS and Regulations on Supervision of Specialized Credit Finance Business in the account of reserve for legal reserve for credit losses.

(a)	Reserve for credit losses as of December 31, 2021 and 2020 are summarized as follows:

		2021	2020

Accumulated reserve for credit losses	~~W~~	816,703	768,834
Reserve for (reverse of) credit losses, scheduled		30,333	47,869
- Changes in 2021 and 2020		30,333	47,869
Ending balance of reserve for credit losses	~~W~~	847,036	816,703

(b) Details of profit for the year attributable to owner of the Company after adjusting for reversal of credit losses and provision for reserve for credit losses for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Profit for the year attributable to owner of the Company	~~W~~	674,997	606,453
Reserve for credit losses, scheduled		(30,333)	(47,869)
Profit for the year attributable to owner of the Company after adjusting for reserve for credit losses	~~W~~	644,664	558,584
Earnings per share after adjusting credit losses (in won)		5,142	4,455

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

29.Operating Revenue and contract liabilities

(a) Details of operating revenues for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Revenue from contracts with customers
Fee and commission income	~~W~~	1,202,500	1,182,517
Revenue from others
Interest income		2,306,053	2,262,568
Fee and commission income
Loans		4,252	4,110
Installment loans		14,142	12,086
Leases		364,448	243,600
Other		33,027	36,563
Dividend income		430	954
Net income on financial assets at FVTPL		10,579	17,310
Gains on derivatives instruments		224,689	36,530
Gains on foreign currency transactions		38,807	209,872
Other operating income		160,700	85,068
	~~W~~	4,359,627	4,091,178

(b) Classification of revenue from contracts with Customers for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Revenue from contracts with customers
Credit sales commission, etc.	~~W~~	978,286	979,059
Insurance agency fee		80,656	76,494
Others		143,558	126,964
		1,202,500	1,182,517
Timing of revenue recognition
Transferred at a point in time		988,306	984,964
Transferred over time		214,194	197,553
	~~W~~	1,202,500	1,182,517

(c) The contract liabilities recognized by the Group in relation to revenue from contracts with customers are as follows:

		2021	2020

Contract liabilities(*)	~~W~~	402,972	395,331

(*) Recognized as other liabilities in the consolidated statements of financial position

(d) Among the revenue recognized in the years ended December 31, 2021 and 2020, the amount related to the contract liabilities carried forward in the prior term is ~~W~~ 92,226 million and ~~W~~ 85,761 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

30.Earnings per Share

Earnings per share for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won, except shares outstanding and earnings per share)
		2021	2020

Profit for the year attributable to owner of the Company	~~W~~	674,997	606,453
Weighted average number of common stocks outstanding		125,369,403	125,369,403
Earnings per share (in won)	~~W~~	5,384	4,837

The Company has no dilutive potential ordinary shares in the calculation of diluted earnings per share for the reporting periods.  Accordingly, diluted earnings per share equals basic earnings per share for the years ended December 31, 2021 and 2020.

31.Share-Based Payment

Share-based payment as of December 31, 2021 is summarized as follows:

(a)	Share-based payment arrangements with performance conditions

(i) Performance share granted as of December 31, 2021 are as follows:

	Granted in 2017	Granted in 2018	Granted in 2019	Granted in 2020	Granted in 2021

Type	Equity-settled type	Equity-settled type	Equity-settled type	Cash-settled type	Cash-settled type
Vesting period	2017	2018	2019	2020	2021
Performance condition	Based on relative stock price (20.0%) Based on 4 year management index (80.0%)
Estimated number of shares granted	68,377	60,036	82,455	70,573	97,482
Number of shares granted	62,011	-	-	-	-
Remaining number of shares granted	6,366	60,036	82,455	70,573	97,482

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

31.Share-Based Payment, Continued

(a)  Share-based payment arrangements with performance conditions, continued

Granted shares and the fair value of grant date as of December 31, 2021 are as follows:

Grant date	Grant shares	Fair value (in Won) (*1)	Estimated shares (*2)	Paid shares	Remained shares
January 1, 2017	70,200	45,300	59,879	53,513	6,366
March 7, 2017	10,600	46,950	8,498	8,498	-
January 1, 2018	59,900	49,400	60,036	-	60,036
January 1, 2019	84,266	39,400	82,455	-	82,455
January 1, 2020	80,216	32,050	70,573	-	70,573
January 1, 2021	109,985	36,800	97,482	-	97,482
	415,167		378,923	62,011	316,912

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.

(*2) Grant shares at grant date were adjusted pursuant to relative increase ratio of stock price and achievement of management index based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

(b)  Share-based compensation expense for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Share-based payment arrangements with performance conditions	~~W~~	4,213	2,572

(c)  Details of accrued expenses and the intrinsic value as of December 31, 2021 are as follows:

		Accrued expense related to compensation expenses associated with share-based payments	Intrinsic values (*1)

Share-based payment arrangements with performance conditions (*2)	~~W~~	11,975	11,975

(*1)The fair value of share-based arrangements with performance conditions is considered as intrinsic value.

(*2) Payments according to arrangements with Shinhan Financial Group are calculated on the basis of the closing price on December 31, 2021, and have been recognized as liabilities.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

32.Net Interest Income

Details of net interest income for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Interest income
Cash and due from banks	~~W~~	7,508	14,098
Credit card receivables		1,878,220	1,864,197
Loans		231,234	190,928
Installment loans		138,472	131,345
Financing leases		47,711	60,250
Others		2,908	1,750
		2,306,053	2,262,568

Interest expense
Borrowings		(102,651)	(87,292)
Debentures		(347,047)	(351,968)
Securitized debentures		(48,934)	(55,735)
Lease liabilities		(921)	(5,964)
Others		(7,347)	(6,570)
		(506,900)	(507,529)
Net interest income	~~W~~	1,799,153	1,755,039

(*) It includes finance income and costs in financial lease receivables and lease liabilities under Korean IFRS No. 1116.

Interest income on impaired financial assets for the years ended December, 2021 and 2020 are ~~W~~11,071 million and ~~W~~12,913 million, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

33.Net Fee and Commission Income

Details of net fee and commission income for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Fee and commission income
Credit card receivables	~~W~~	1,202,500	1,182,517
Loans		4,252	4,110
Installment loans		14,142	12,086
Leases		364,448	243,600
Others (*)		33,027	36,563
		1,618,369	1,478,876

Fee and commission expense
Credit card receivables		(1,016,144)	(1,036,062)
Installment loans		(32,639)	(31,258)
Leases		(1,647)	(1,348)
Others (*)		(106,302)	(107,879)
		(1,156,732)	(1,176,547)
Net fee and commission income	~~W~~	461,637	302,329

(*) Other fee and commission income or expense includes profit or loss associated with Shinhan Credit Service (Debt exemption and debt suspension) given to credit card members. For the years ended December 31, 2021 and 2020, the amount of income related to debt exemption and debt suspension are ~~W~~32,716 million and ~~W~~36,561 million, respectively, and the amount of expense are ~~W~~ 9,235 million and ~~W~~ 11,012 million, respectively.

34.Dividend Income

Details of dividend income for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Financial assets at FVTPL in Korean currency	~~W~~	30	35
Financial assets at FVOCI in Korean currency		400	919
	~~W~~	430	954

35.Provision for Credit Loss Allowance

Details of provision for credit loss allowance for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Changes in credit card receivables at amortized cost and other	~~W~~	(411,456)	(439,070)
Other assets		(22,122)	(23,547)
Allowance for unused loan commitments		(9,067)	(21,266)
Financial instruments at FVOCI		(24)	-
	~~W~~	(442,669)	(483,883)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

36.General Administrative Expenses

Details of general administrative expenses for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Relate to employees
Salaries and wages	~~W~~	198,569	190,219
Bonus		52,731	52,027
Incentive of results		36,240	33,726
Share-based compensation expense		4,213	2,572
Employee benefits		95,935	83,004
Travel		5,455	5,747
Defined benefit		21,922	20,309
Defined contribution		3,043	2,857
Honorary retirement allowance		26,211	29
		444,319	390,490
Depreciation and amortization
Depreciation		51,314	41,487
Amortization		16,178	17,008
		67,492	58,495
Other general administrative expenses
Communication		42,269	46,438
Utility		19,408	21,186
Maintenance of vehicles		2,872	2,662
Supplies		12,548	12,408
Rent		1,163	3,494
Insurance		36,771	27,751
Repairs		84	181
Entertainment		1,512	1,511
Advertising		35,378	20,776
Sales promotion		40,596	30,014
Training		2,052	1,898
Publication		494	465
Freight		642	849
Provision for (reversal of) asset retirement obligation		16	(530)
Taxes and dues		41,721	32,469
		237,526	201,572
	~~W~~	749,337	650,557

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

37.Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020
Other operating income
Gains on recovery of bad debt(*)	~~W~~	14,918	16,025
Reversal of other allowances		24,274	-
Others		121,508	69,043
		160,700	85,068
Other operating expenses
Depreciation of lease assets		(256,595)	(161,444)
Others		(108,343)	(57,211)
		(364,938)	(218,655)
	~~W~~	(204,238)	(133,587)

(*) Gains on recovery of bad debt is the amount of interest received from the bad debt.

38.Non-Operating Income and Expenses

Details of non-operating income and expenses for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020
Non-operating income
Gains on disposal of property and equipment	~~W~~	507	2,374
Others		14,753	5,764
Miscellaneous income		537	888
		15,797	9,026
Non-operating expenses
Donations		(9,540)	(9,129)
Provision for allowance for litigation		(283)	(64)
Losses on disposal of property and equipment		(40)	(115)
Miscellaneous losses		(186)	(173)
Others		(1,243)	(547)
		(11,292)	(10,028)
	~~W~~	4,505	(1,002)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

39.Income Taxes

(a)	The components of income tax expense for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Current income taxes payable	~~W~~	241,917	118,495
Adjustments to the income tax expense for prior period		(3,661)	(2,561)
Changes in deferred tax due to changes in temporary differences		10,613	98,618
Income tax expense associated with items recorded in equity		(12,884)	1,097
Others		(5,396)	(991)
Income tax expense	~~W~~	230,589	214,658

(b)The relationship between income tax expense and profit before income taxes for the years ended December 31, 2021 and 2020 is as follows:

		2021	2020

Profit before income taxes (A)	~~W~~	906,886	821,212
Income taxes at applicable tax rate		249,394	225,833
Adjustments:
Non-taxable income		(498)	(80)
Non-deductible expense		979	367
Tax deductions		(149)	(88)
Consolidated tax return effect and others		(19,137)	(11,374)
Income tax expense (B)	~~W~~	230,589	214,658
Effective tax rate (B/A)		25.43%	26.14%

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

39.Income Taxes, Continued

(c)Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)

Accounts receivable	~~W~~	79	-	-	79
Financial assets at FVOCI		1,424	(230)	-	1,194
Valuation on financial assets at FVOCI		(6,147)	-	(698)	(6,845)
Valuation on property and equipment, depreciation and others		(2,176)	108	-	(2,068)
Deferred loan origination costs		(13,094)	(1,299)	-	(14,393)
Derivative assets		7,870	-	(8,624)	(754)
Accrued expenses		17,592	1,134	-	18,726
Net defined benefit obligations		66,411	6,878	(1,066)	72,223
Plan assets		(57,754)	(9,491)	911	(66,334)
Other provisions		152,442	1,414	-	153,856
Others		(15,383)	2,890	(2,540)	(15,033)
	~~W~~	151,264	1,404	(12,017)	140,651

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

39.Income Taxes, Continued

(c)Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2021 and 2020 are as follows, continued

		2020
		Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)

Accounts receivable	~~W~~	79	-	-	79
Financial assets at FVOCI		84,602	(83,178)	-	1,424
Valuation on financial assets at FVOCI		(7,328)	-	1,181	(6,147)
Valuation on property and equipment, depreciation and others		(2,106)	(70)	-	(2,176)
Deferred loan origination costs		(11,526)	(1,568)	-	(13,094)
Derivative assets		12,794	-	(4,924)	7,870
Accrued expenses		17,470	122	-	17,592
Net defined benefit obligations		59,400	4,833	2,178	66,411
Plan assets		(50,798)	(7,468)	512	(57,754)
Other provisions		147,319	5,123	-	152,442
Others		(24)	(17,509)	2,150	(15,383)
	~~W~~	249,882	(99,715)	1,097	151,264

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

39.Income Taxes, Continued

(d)Deferred income taxes associated with items, which are not recognized as profit (loss) for the years ended December 31, 2021 and 2020 are as follows:

		2021
		December 31, 2021		January 1, 2021		Changes in tax effect
		Amount	Tax effect	Amount	Tax effect

Changes in fair value of financial assets at FVOCI	~~W~~	18,044	(6,845)	16,205	(6,147)	(698)
Effective portion of valuation gain or loss on cash flow hedges		1,726	(754)	(21,014)	7,870	(8,624)
Overseas operations translation credit (debit)		(3,689)	-	(9,825)	2,540	(2,540)
Remeasurements of defined benefit obligations		(58,271)	22,103	(58,678)	22,258	(155)
	~~W~~	(42,190)	14,504	(73,312)	26,521	(12,017)

		2020
		December 31, 2020		January 1, 2020		Changes in tax effect
		Amount	Tax effect	Amount	Tax effect

Changes in fair value of financial assets at FVOCI	~~W~~	16,205	(6,147)	19,318	(7,328)	1,181
Effective portion of valuation gain or loss on cash flow hedges		(21,014)	7,870	(33,727)	12,794	(4,924)
Overseas operations translation credit (debit)		(9,825)	2,540	(1,537)	389	2,151
Remeasurements of defined benefit obligations		(58,678)	22,258	(51,589)	19,570	2,688
	~~W~~	(73,312)	26,521	(67,535)	25,425	1,096

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

38.Income Taxes, Continued

(e)The Group offsets a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the Group has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities before offsetting as of December 31, 2021 and 2020 are as follows:

		2021	2020
Deferred tax assets	~~W~~	246,078	245,818
Deferred tax liabilities		(105,427)	(94,554)
	~~W~~	140,651	151,264

(f)Deferred tax assets have been recognized as the Group has determined it is probable that future profits will be available against which the Group can utilize the related benefit.

(g) As of December 31, 2021 and 2020 current tax liabilities are ~~W~~181,483 million and ~~W~~31,310 million, respectively.  For consolidated tax return, the amount is paid to the taxation authorities through the Parent company of the Group.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

40.Consolidated Statements of Cash Flows

(a)	Details of cash and cash equivalents as of December 31, 2021 and 2020 are summarized as follows:

		2021	2020

Cash	~~W~~	149	94
Available deposits from bank
Deposits on demand		319,719	448,755
Current deposits		297,719	353,493
Foreign currency deposits		841	2,277
Others		18,187	9,226
		2,972	83,759
Cash and cash equivalents	~~W~~	319,868	448,849

(b)The Group presents the cash inflows and outflows of bank overdrafts and call money as net amounts, because the turnover of transactions is quick, the amounts are large, and the maturities are short.

(c)Reconciliations of the amounts of cash and cash equivalents in the statements of cash flows with the equivalent items reported in the statements of financial position as of December 31, 2021 and 2020 are as follows:

		2021	2020
Cash and cash equivalents in the statements of financial position	~~W~~	435,662	671,599
Adjustment:
Restricted due from banks		(115,794)	(222,750)
Cash and cash equivalents in the statements of cash flows	~~W~~	319,868	448,849

(d)The Group presents its consolidated statements of cash flows using the indirect method and significant non-cash transactions for the years ended December 31, 2021 and 2020 are summarized as follows:

		2021	2020

Substitution from Right-of-use Assets to Land and Buildings	~~W~~	-	513,437
Valuation of financial assets at FVOCI		6,360	(4,295)
Valuation of derivatives		31,365	17,538

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

40.Consolidated Statements of Cash Flows, Continued

(e) Changes in assets and liabilities arising from financing activities for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Balance at January 1, 2020	Changes from cash flows	Changes in foreign currency exchange rate	Amortization of discount on borrowings and debentures, etc.	Changes in fair value	Others	Balance at December 31, 2021
Assets		-
Derivative net assets(liabilities)	~~W~~	(163,403)	(11,016)	-	-	247,372	(995)	71,958
Liabilities
Borrowings		(4,084,495)	(2,520,140)	(40,881)	-	-	(17,340)	(6,662,856)
Debentures		(20,215,457)	(455,653)	(157,774)	(6,813)	-	(6,171)	(20,841,868)
Lease liabilities(*)		(20,370)	9,279	-	(921)	-	(13,789)	(25,801)
	~~W~~	(24,320,322)	(2,966,514)	(198,655)	(7,734)	-	(37,300)	(27,530,525)

(*) The amount of change in cash flow includes ~~W~~ 908 million in interest payments indicated as operating activities in the cash flow statement at the time of payment.

		2020
		Balance at January 1, 2020	Changes from cash flows	Changes in foreign currency exchange rate	Amortization of discount on borrowings and debentures, etc.	Changes in fair value	Others	Balance at December 31, 2020
Liabilities
Derivative net liabilities	~~W~~	5,822	(43,317)	-	-	(145,522)	19,614	(163,403)
Borrowings		(3,314,687)	(678,000)	(16,800)	(70,492)	-	(4,516)	(4,084,495)
Debentures		(18,645,325)	(1,310,710)	147,685	(407,703)	-	596	(20,215,457)
Lease liabilities(*)		(531,698)	537,404	-	-	-	(26,076)	(20,370)
	~~W~~	(22,485,888)	(1,494,623)	130,885	(478,195)	(145,522)	(10,382)	(24,483,725)

(*) The amount of change in cash flow includes ~~W~~ 3,107 million in interest payments indicated as operating activities in the cash flow statement at the time of payment.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

41.Contingent Liabilities and Commitments

(a)	Contingent liabilities

The Group has 17 pending lawsuits as a defendant as of December 31, 2021 for a total claim amount of ~~W4~~,011 million. A legal provision of ~~W~~264 million is recognized in the accompanying consolidated financial statements for expected loss due to lost litigation cases.

Additional losses may be incurred from these legal actions, however the result of such the lawsuits cannot be predicted.  The management believes that the result of the lawsuits would not have significant impact on the consolidated financial statements.

(b)	ABS commitments

In trust-type asset securitizations, trust company can demand the Group to transfer additional assets if the transferred assets are below the agreed minimum amount.  As prescribed by the respective asset transfer agreements and other contracts, the Group has an obligation to early redeem the asset-backed securities in certain cases, such as when outstanding balance of securitized assets falls below the agreed amount at each settlement period or when portfolio profitability ratio is less than primary cost ratio for three consecutive settlement periods.  Investor Interest based on transferred assets is provided as collateral for asset-backed securities.  As of December 31, 2021, the Group has no additional obligation for the asset-backed securities.

The Group has entered into an agreement with the trust company to provide asset management services for the transferred assets.  Under the agreement, the Group provides various services such as billing, collection, and management of delinquencies, and receives service fees from the Trust company recorded as asset securitization income.

(c)	Other commitments

i) The Group has entered an agreement with Shinhan bank for the trust and consignment in order to perform various credit card services including recruitment of credit card members and merchants.

ii) The Group is subject to take necessary measures, including accumulation of required reserve or subscription to insurances or deductions, pursuant to Article 43-3 of the Use and Protection of the Credit Information Act. Accordingly, the Group has accumulated ~~W~~1 billion as liability reserve for electronic banking and credit information.

iii) As of December 31, 2021, the Group has entered into limit loan commitments amounting to ~~W~~882 billion with banks including Hana bank and SC bank. In addition, the Group has entered into loan overdraft agreements (including daily check) amounting to ~~W~~1,625 billion with banks including Shinhan Bank and KB Kookmin bank.

iv) As of December 31, 2021, the uncollectible bad debts, for which right to claim is still effective, amounts to ~~W~~3,475,578 million.

v) For the year ended December 31, 2021 and 2020, the unused credit balance provided to credit card customers was ~~W~~87,060,206 million and ~~W~~83,075,972 million won, respectively, and the securities purchase agreement the Group has entered was ~~W~~34,468 million and ~~W~~99,400 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

42.Asset Backed Securitization (ABS)

(a)The initial transfer price of the credit card receivables sold by Asset-Backed Securitization Act as of December 31, 2021 and 2020 is as summarized as follows:

	Transfer date		2021	2020

Shinhan Card 2020-1	2020.04.23	~~W~~	-	790,820
Shinhan Card 2021-1	2021.01.21		630,000	-
Shinhan Card 2021-2	2021.09.09		678,947	-
		~~W~~	1,308,947	790,820

The carrying amounts of financial liabilities associated with the transferred asset backed securities as of December 31, 2021 and 2020 are ~~W~~3,018,648 million and ~~W~~2,930,896 million, respectively.

(b)Details of uncollected transferred assets, which were sold by act on ABS, as of December 31, 2021 and 2020 are summarized as follows:

	List of disposal asset	Transfer date		2021	2020

Shinhan Card 2017-3	Credit card receivables	2017.09.12		-	440,070
Shinhan Card 2018-1	Credit card receivables	2018.03.12		-	527,990
Shinhan Card 2018-2	Credit card receivables	2018.08.30		696,709	737,514
Shinhan Card 2019-1	Credit card receivables	2019.02.27		618,393	585,428
Shinhan Card 2019-2	Credit card receivables	2019.07.10		893,906	763,784
Shinhan Card 2019-3	Credit card receivables	2019.12.17		518,082	499,247
Shinhan Card 2020-1	Credit card receivables	2020.04.23		726,495	685,196
Shinhan Card 2021-1	Credit card receivables	2021.01.21		569,914	-
Shinhan Card 2021-2	Credit card receivables	2021.09.09		721,925	-
			~~W~~	4,745,424	4,239,229

(c) Securitization of financial assets

The Group uses the securitization of financial assets as a means of financing and to transfer risk. Generally, these securitization transactions result in the transfer of contractual cash flows to the debt securities holders issued from the financial asset portfolio. The Group recognizes debt securities issued without derecognition of assets under individual agreements, partially recognizes assets to the extent of the Group’s level of involvement in assets, or recognizes rights and obligations arising from the derecognition and transfer of assets as separate assets and liabilities. The Group derecognizes the entire asset only if it transfers contractual rights to the cash flows of financial assets or if it holds contractual rights but bears contractual obligations to pay cash flows to the other party without significant delays or reinvestment and transfers most of the risks and benefits of ownership (e.g., credit risk, interest rate risk, prepayment risk, etc.). For the years ended December 31, 2021 and 2020, the carrying amounts of financial assets related to securitization transactions that have neither been transferred nor derecognized are ~~W~~ 4,745,424 million and ~~W~~ 4,239,229 million, respectively; the carrying amounts of related liabilities are ~~W~~3,018,648 million and ~~W~~2,930,896 million, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

43.Related Parties Transactions

(a) As of December 31, 2021, related parties of the Group are summarized as follows. Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

Name of company	Control relationship
Shinhan Financial Group Co., Ltd.	Controlling company
Wave Technology	Associates
One Shinhan Connect Fund 1	Associates
Shinhan Bank	Other related parties
Shinhan Credit Information Co., Ltd.	Other related parties
Shinhan Life Insurance Co., Ltd.(*)	Other related parties
Shinhan DS	Other related parties
Shinhan Investment Corp.	Other related parties
Jeju Bank	Other related parties
BNP Paribas Cardif Life Insurance	Other related parties
Shinhan Savings Bank	Other related parties
Shinhan Aitas Co., Ltd.	Other related parties
Shinhan Capital Co., Ltd.	Other related parties
Shinhan Alternative Investment Management	Other related parties
Shinhan Asset Management Co., Ltd..	Other related parties
SHC Management Co., Ltd.	Other related parties
BNP Paribas Cardif General Insurance	Other related parties
Shinhan REITs Management Co., Ltd.	Other related parties
Shinhan AI Co., Ltd.	Other related parties
Asia Trust Co., Ltd.	Other related parties
Shinhan Venture Investment Co, Ltd	Other related parties
One Shinhan Futures New Technology Investment Associatino 1	Other related parties
One Shinhan Futures New Technology Investment Associatino 2	Other related parties
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Other related parties

(*) Shinhan Life Insurance Co., Ltd. and Orange Life Insurance Co., Ltd. merged as of July 1, 2021, and it has changed the name of the entity into Shinhan Life Insurance Co., Ltd. Shinhan Life Insurance Co., Ltd.'s transactions include both the amount incurred by Shinhan Life Insurance Co., Ltd. and Orange Life Insurance Co., Ltd. before the merger. In addition, comparative figures include both amount of Shinhan Life Insurance Co., Ltd. and Orange Life Insurance Co., Ltd. for the year ended December 31, 2020.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

43. Related Parties Transactions, Continued

(b)	Significant transactions with the related parties for the years ended December 31, 2021 and 2020 are as follows:

Related party	Account		2021	2020
Shinhan Financial Group	Interest income	~~W~~	435	276
	Interest expense		9	-
	Fees and commission income		93	-
	Fees and commission expense		12,255	12,258
	Provision for credit loss allowance		-	1
Shinhan Bank(*1)	Interest income		265	467
	Interest expense		4,054	7,374
	Fees and commission income		3,584	1,101
	Fees and commission expense		172,881	180,960
	Other operating income		65	60
	Other operating expense		-	2,316
	Other general administrative expense		3,020	4,094
	Gain on derivatives		41,689	1,060
	Loss on derivatives		6,850	24,861
	Provision for credit loss allowance		(4)	15
Shinhan Credit Information Co., Ltd.	Interest income		-	3
	Fees and commission income		55	41
	Fees and commission expense		26,120	25,781
Shinhan Life Insurance Co., Ltd.	Interest income		563	600
	Fees and commission income		15,222	16,989
	Fees and commission expense		274	427
	Interest expense		761	1,524
	Other operating expense		-	10
	Other general administrative expense		70	79
	Provision for credit loss allowance		(1)	2
Shinhan DS(*2)	Interest income		1	6
	Fees and commission income		2	7
	Fees and commission expense		57,561	29,708
	Other operating income		1	-
	Other operating expense		-	2,155
	Other general administrative expense		25	-
	Provision for credit loss allowance		(1)	8
Shinhan Investment Corp.	Interest income		53	4
	Interest expense		42	60
	Fees and commission income		154	162
	Fees and commission expense		293	342
	Other general administrative expense		-	6
	Other administrative expense		26	26
	Provision for credit loss allowance		-	3
Shinhan Capital Co., Ltd.	Provision for credit loss allowance		-	1
Jeju Bank	Interest income		-	5
	Fees and commission income		14	33
	Fees and commission expense		9	10
BNP Paribas Cardif Life Insurance Co., Ltd.	Fees and commission income		42	48
Shinhan Savings Bank	Fees and commission income		12	21
	Fees and commission expense		-	1
	Other operating income		11	-
	Provision for credit loss allowance		-	2
Shinhan Aitas	Fees and commission income		2	3
	Other operating income		-	1
Shinhan Alternative Investment Management, Inc.	Fees and commission income		5	10
	Fees and commission expense		-	1

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

43. Related Parties Transactions, Continued

(b) Significant transactions with the related parties for the years ended December 31, 2021 and 2020 are as follows, continued:

Related party	Account		2021	2020
Shinhan Asset Management Co., Ltd	Other operating income	~~W~~	2	-
	Fees and commission expense		2	1
	Provision for credit loss allowance		1	2
SHC Management	Other operating income		55	55
BNP Paribas Cardif General Insurance	Fees and commission income		4	2
	Provision for credit loss allowance		6	-
Shinhan REITs Management	Fees and commission income		16	15
Asia Trust Co., Ltd.	Fees and commission expense		-	4
	Provision for credit loss allowance		1	-
Shinhan AI	Interest income		2	4
	Fees and commission income		2	4
	Fees and commission expense		180	-
	Other general administrative expense		107	47
	Provision for credit loss allowance		1	1

(*1) The Group recognized the right-of-use assets and lease liabilities amounting to ~~W~~11,203 million and ~~W~~14,024 million, respectively, according to the lease contract with the other related parties. In relation to this, the Group recognized interest expense amounting to ~~W~~299 million and ~~W~~51 million.

(*2) As of December 31, 2021 and 2020, the Group acquired an intangible asset from other related parties at ~~W~~8,600 million and ~~W~~1,085 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

43.Related Parties Transactions, Continued

(c) Significant balances with the related parties as of December 31, 2021 and 2020 are summarized as follows, continued:

Related party	Account		2021	2020
Shinhan Financial Group	Credit card receivables	~~W~~	-	4
	Financing lease assets		40,904	35,749
	Consolidated tax accounts		11	-
Shinhan Bank(*)	Cash and due from banks		31,428	84,743
	Credit card receivables		9,308	8,308
	Financing lease assets		391	1,425
	Allowance for doubtful accounts		(4)	(6)
	Derivative assets		23,090	-
	Accounts receivable		9,843	4,788
	Accrued income		3	5
	Security deposits paid		9,284	9,727
Shinhan Credit Information Co., Ltd.	Credit card receivables		112	112
Shinhan Life Insurance Co., Ltd.(*)	Credit card receivables		2,303	1,987
	Allowance for doubtful accounts		(1)	(1)
	Accounts receivable		1,574	12
	Pension plan assets		32,555	28,360
Shinhan DS	Credit card receivables		475	278
	Financing lease assets		10	50
	Allowance for doubtful accounts		(4)	(4)
Shinhan Investment Corp.(*)	Cash and due from banks		942	471
	Credit card receivables		2,382	2,168
	Accounts receivable		1,449	-
	Allowance for doubtful accounts		(2)	(2)
	Security deposits paid		300	300
Jeju Bank	Cash and due from banks		214	71
	Financing lease assets		8	-
BNP Paribas Cardif Life Insurance Co., Ltd.	Credit card receivables		87	81
Shinhan Savings Bank	Credit card receivables		96	79
	Allowance for doubtful accounts		(1)	(1)
Shinhan Aitas	Credit card receivables		131	116
Shinhan Capital Co., Ltd.	Credit card receivables		377	254
Shinhan Alternative Investment Management, Inc.	Credit card receivables		89	45
Shinhan Asset Management Co., Ltd	Credit card receivables		179	104
	Allowance for doubtful accounts		(2)	(1)
Shinhan REITs Management	Credit card receivables		67	36
Shinhan AI	Credit card receivables		34	-
	Financing lease assets		4	38
	Accrued income		27	-
	Allowance for doubtful accounts		(2)	(1)
Asia Trust Co., Ltd.	Credit card receivables		384	214
	Allowance for doubtful accounts		(1)	-
BNP Paribas Cardif General Insurance	Credit card receivables		24	21
	Allowance for doubtful accounts		(2)	-
Shinhan Venture Investment Co., Ltd	Credit card receivables		40	-
		~~W~~	127,728	144,053

(*) The Group has paid ~~W~~ 7,426 million won to Shinhan Financial Group, the Controlling company, in connection with the Group's joint project. Of these, ~~W~~ 6,820 million will be preserved by Shinhan Bank, Shinhan Financial Investment, and Shinhan Life, and will be included in receivables among account receivables and payables to related parties.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

43.Related Parties Transactions, Continued

(c) Significant balances with the related parties as of December 31, 2021 and 2020 are summarized as follows, continued:

Related party	Account		2021	2020
Shinhan Financial Group	Borrowings	~~W~~	2,189,765	1,935,200
	Current tax liabilities		181,290	30,378
	Accrued expenses		21,542	17,644
	Allowance for unused credit commitments		-	1
Shinhan Bank	Derivative liabilities		2,493	28,847
	Borrowings		96,149	99,576
	Allowance for asset retirement obligation		550	549
	Accounts payable		6,071	4,807
	Accrued expenses		1,390	913
	Lease liabilities		11,200	12,565
	Allowance for unused credit commitments		7	9
Shinhan Credit Information Co., Ltd.	Accrued expenses		2,955	2,649
Shinhan Life Insurance Co., Ltd.	Debentures in won		30,000	30,000
	Accounts payable		57	71
	Accrued expenses		144	160
	Allowance for unused credit commitments		1	1
Shinhan Investment Corp.	Allowance for unused credit commitments		2	1
Shinhan Alternative Investment Management, Inc.	Accounts payable		1	-
Shinhan DS	Accrued expenses		336	184
	Accounts payable		5	-
	Allowance for unused credit commitments		2	4
Shinhan AI	Accrued expenses		-	47
Shinhan Capital Co., Ltd.	Allowance for unused credit commitments		-	1
Shinhan Savings Bank	Allowance for unused credit commitments		1	1
BNP Paribas Cardif General Insurance	Allowance for unused credit commitments		4
Shinhan Asset Management Co., Ltd	Allowance for unused credit commitments		1	1
		~~W~~	2,543,966	2,163,609

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

43.Related Parties Transactions, Continued

(d) Fund transactions between the related parties for the years ended December 31, 2021 and 2020 are summarized as follows:

(i) Borrowing∙Repayment

Control relationship	Related party		2021		2020
			Borrowing	Repayment	Borrowing	Repayment

Parent Company	Shinhan Financial Group Co., Ltd.	~~W~~	513,684	(300,000)	500,000	-
Other related parties (*)	Shinhan Bank		107,462	(103,221)	103,568	(53,181)
Other related parties	Shinhan Life Insurance Co., Ltd.		-	-	-	(50,000)

(*) During the year ended December 31, 2021, the lease liabilities recognized from the lease contracts with other related parties increased by ~~W~~14,597 million and decreased by ~~W~~1,796 million.

(ii) Investment –collection

Control relationship	Related party		2021		2020
			Investment	Collection	Investment	Collection

Other related party	One-Shinhan Futures New Technology Investment Association 1	~~W~~	-	-	500	-
Other related party	One-Shinhan Futures New Technology Investment Association 2		390	-	600	-
Other related party	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		3,532
Associates	Wave Technology(*)		500	-	-	-
Associates	One-Shinhan Connect Fund 1		72,000	-	-	-

(*) As it has been incorporated into the investment assets of related companies during the period, it includes ~~W~~ 130 million replaced by financial assets at FVTPL

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

43.Related Parties Transactions, Continued

(e) Key management personnel compensations for the years ended December 31, 2021 and 2020 are as follows:

		2021	2020

Salaries and wages	~~W~~	2,984	2,941
Post-employment benefits		50	45
Share-based compensation expense		1,658	901
	~~W~~	4,692	3,887

(f) Details of the guarantee provided by related parties as of December 31, 2021 and 2020 are as follows:

Guarantor	Guaranteed Party		Amount of guarantee		Details
			2021	2020

Shinhan Bank	Shinhan Card Co., Ltd	~~W~~	500,000	500,000	Daily check overdraft agreement
			41,993	38,979	Unused credit commitment
			16,716	13,600	Financial guarantee (letter of credit)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

43.Related Parties Transactions, Continued

(g) The main agreement with related parties as of December 31, 2021 and 2020 is as follows:

Related Party		Amount of commitment		Details
		2021	2020

Shinhan Bank	~~W~~	1,301,098	1,413,720	Derivative facilities
Shinhan Financial Group Co., Ltd.		3,565	3,724	Unused credit card commitment
Shinhan Bank		58,263	60,130	Unused credit card commitment
Shinhan Life Insurance Co., Ltd.		5,198	8,513	Unused credit card commitment
Shinhan DS Co., Ltd.		1,025	1,222	Unused credit card commitment
Shinhan Investment Corp.		8,118	6,332	Unused credit card commitment
BNP Paribas Cardif Life Insurance		913	919	Unused credit card commitment
Shinhan Savings Bank		154	171	Unused credit card commitment
Shinhan Aitas Co., Ltd.		869	486	Unused credit card commitment
Shinhan Capital Co., Ltd.		2,213	2,336	Unused credit card commitment
Shinhan Alternative Investment Management		-	255	Unused credit card commitment
Shinhan Asset Management		301	376	Unused credit card commitment
BNP Paribas Cardif General Insurance		226	229	Unused credit card commitment
Shinhan REITs Management Co., Ltd.		33	64	Unused credit card commitment
Asia Trust Co., Ltd.(*)		616	486	Unused credit card commitment
Shinhan Credit Information Co., Ltd.		288	288	Unused credit card commitment
Shinhan AI Co., Ltd.		16	-	Unused credit card commitment

(h) During the year ended December 31, 2021, the receivables acquired and sold through Shinhan Investment Corp. amounts to ~~W~~ 991,563 million and ~~W~~ 984,166 million, respectively, of which Shinhan Investment Corp acquired debentures issued by the Group for ~~W~~ 50,000 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

44.Interests in Unconsolidated Structured Entities

(a)  The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, beneficiary certificates and characteristics of these structured entities are as follows:

Description
Assets-backed securitization

Securitization vehicles are established to buy the assets from the originators and issue the asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles as the asset manager.

Investment fund

Investment fund is a type of financial instrument where investment funds raise funds from the general public to invest in a group of assets such as stocks or bonds and distribute their income and capital gains to their investors.  The Group is involved in beneficiary certificates by investing in investment funds.

(i) The size of unconsolidated structured entities as of December 31, 2021 and 2020 is as follows:

		2021	2020
Assets-backed securitization	~~W~~	227,072	217,334
Investment fund		22,164,647	36,667,675
Total assets	~~W~~	22,391,719	36,885,009

(ii) Revenues and expenses recognized relating to the Group’s interests in unconsolidated structured entities for the years ended December 31, 2021 and 2020 are as follows:

		2021
		Asset-backed securitization	Investment fund	Total
Revenues
Interest income	~~W~~	-	44	44
Other income		5,898	131	6,029
	~~W~~ 	5,898	175	6,073
Expenses	~~W~~	-	35	35

		2020
		Asset-backed securitization	Investment fund	Total
Revenues
Interest income	~~W~~	-	28	28
Other income		6,353	15	6,368
	~~W~~ 	6,353	43	6,396
Expenses	~~W~~	-	34	34

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

44.Interests in Unconsolidated Structured Entities, Continued

(a) The nature and extent of interests in unconsolidated structured entities, continued

(iii) The carrying amounts of the assets transferred to unconsolidated structured entities for the years ended December 31, 2021 and 2020 are as follows:

	2021
	Asset-backed securitization	Investment fund	Total
Cash and Cash Equivalents	-	340,000	340,000

		2020
		Asset-backed securitization	Investment fund	Total
Cash and Cash Equivalents	~~W~~	-	482,100	482,100

(b) Nature of risks

(i) The carrying amounts of the assets and liabilities recognized relating to the Group’s interests in unconsolidated structured entities as of December 31, 2021 and 2020 are as follows:

		2021
		Asset-backed securitization	Investment fund	Total
Assets:
Financial assets at FVTPL	~~W~~	1,390	347,123	348,513

		2020
		Asset-backed securitization	Investment fund	Total
Assets:
Financial assets at FVTPL	~~W~~	1,070	483,087	484,157

(ii) Maximum exposure to risk relating to the Group’s interests in unconsolidated structured entities as of December 31, 2021 and 2020 are as follows:

		2021
		Asset-backed securitization	Investment fund	Total
Assets held	~~W~~	1,390	347,123	348,513
Purchase commitments		-	16,468	16,468
		1,390	363,591	364,981

		2020
		Asset-backed securitization	Investment fund	Total
Assets held	~~W~~	1,070	483,087	484,157
Purchase commitments		-	99,400	99,400
		1,070	582,487	583,557

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(In millions of won)

45. Uncertainty due to Changes in Domestic and Global Economic Conditions

The rapid spread of COVID-19 has had a significant impact on the global economy including Korea. Financial and economic conditions arising may have a negative impact on the Group's results of operations by increasing a potential impairment on assets and the expected credit losses of certain asset portfolio.

The risk exposure of the portfolio, which is determined to be highly affected by the COVID-19 virus, is as follows.

	Business		Financial assets at amortized cost	Total limits

Credit card receivables	Credit Sales		371,197	814,598
	Card advanced		152,838
	Card loans		387,318	-
		~~W~~	911,353	814,598

In comprehensive consideration of the above circumstances, the Group reassessed the forward-looking information used to estimate expected credit losses allowances in applying Korean IFRS No. 1109 ‘Financial Instrument’.

In a statistical model that assumes the correlation between the default rates used in estimating the expected credit losses and the major economic factors, the Group reassessed forecasting default rates by applying estimates from major economic factors.

The Group will continue to monitor forward-looking information, taking into account the duration of COVID-19 pandemic impact to the economy and the government's policies.